UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTERIM MANAGEMENT

REPORT

AT SEPTEMBER 30, 2016

This document has been translated into English for the convenience of the readers.

In the event of discrepancy, the Italian language version prevails.

THE TELECOM ITALIA GROUP

THE BUSINESS UNITS

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

CORE DOMESTIC • Consumer • Business • Wholesale • Other (INWIT S.p.A. and support structures)

Olivetti, which is now part of the Business segment of Core Domestic, operates in the area of office products and services for Information Technology.	INTERNATIONAL WHOLESALE Telecom Italia Sparkle group • Telecom Italia Sparkle S.p.A. • Lan Med Nautilus group

INWIT S.p.A. operates in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for Telecom Italia and other operators.

BRAZIL

The Brazil Business Unit (Tim Brasil group) provides services in the area of UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. • Intelig Telecomunicações Ltda • Tim Celular S.A.

Interim Management Report at September 30, 2016	The Telecom Italia Group	3

BOARD OF DIRECTORS

Chairman	Giuseppe Recchi

Deputy Chairman	Arnaud Roy de Puyfontaine

Chief Executive Officer	Flavio Cattaneo

Directors

Tarak Ben Ammar

Davide Benello (Lead Independent Director)

Lucia Calvosa (independent)

Laura Cioli (independent)

Francesca Cornelli (independent)

Jean Paul Fitoussi

Giorgina Gallo (independent)

Félicité Herzog (independent)

Denise Kingsmill (independent)

Luca Marzotto (independent)

Hervé Philippe

Stéphane Roussel

Giorgio Valerio (independent)

BOARD OF STATUTORY AUDITORS

Chairman	Roberto Capone

Acting Auditors	Vincenzo Cariello
Paola Maiorana
Gianluca Ponzellini
Ugo Rock

Alternate Auditors	Francesco Di Carlo

Gabriella Chersicla
Piera Vitali
Riccardo Schioppo

Interim Management Report at September 30, 2016	Board of Directors and Board of Statutory Auditors of Telecom Italia S.p.A.	4

HIGHLIGHTS – FIRST NINE MONTHS OF 2016

You are reminded that on March 8, 2016 the sale was completed of the controlling interest still held in the Sofora – Telecom Argentina group, classified under Discontinued Operations.

FINANCIAL HIGHLIGHTS

In terms of economic and financial performance of the first nine months of 2016:

•	Consolidated revenues amounted to 13.9 billion euros, down by 6.3% on the first nine months of 2015 (-3.7% in organic terms).

•	Revenues for the third quarter of 2016 amounted to 4.8 billion euros, up 1.4% on the third quarter of 2015, continuing the trend of improvement (-12.1% in the first quarter and -7.7% in the second quarter of 2016).

•	EBITDA amounted to 5.9 billion euros, up 4.6% on the first nine months of 2015 (+6.9% in organic terms). The organic EBITDA margin stood at 42.2%, 4.2 percentage points higher than the corresponding period of the previous year. EBITDA for the first nine months of 2016 was pulled lower by a total of 153 million euros in non-recurring expenses (460 million euros in the first nine months of 2015), without which the organic change in EBITDA would have been +1.2%, with an EBITDA margin of 43.3%, up 2.1 percentage points compared to the first nine months of 2015.

•	EBITDA for the third quarter of 2016 amounted to 2.2 billion euros, up 8.5% on the third quarter of 2015. In organic terms and without non-recurring expenses, the increase on the third quarter of 2015 would have been +6.6%, with an EBITDA margin of 45.7%, representing an improvement on the previous quarters of 2016 (+2.1 percentage points on the second quarter and +5.5 percentage points on the first quarter).

•	Operating profit (EBIT) came to 2.8 billion euros, down 1.4% compared to the first nine months of 2015 (+1.6% in organic terms), pulled down by non-recurring net expenses of 144 million euros (161 million euros in the first nine months of 2015, at constant exchange rates), without which the organic change in EBIT would have been +0.9%, with an EBIT margin of 20.9%, up 1.0 percentage points on the first nine months of 2015.

EBIT for the third quarter of 2016 amounted to 1.1 billion euros, up 6.2% on the third quarter of 2015.

•	Profit for the period attributable to Owners of the Parent increased by over 1 billion euros, to reach 1.5 billion euros (0.4 billion euros in the first nine months of 2015).

•	Capital expenditures for the first nine months of 2016 amounted to 3,107 million euros (3,233 million euros in the first nine months of 2015). In the third quarter the Company continued to implement more selective capital expenditure by identifying projects with higher returns, targeted at innovation and transformation, without affecting levels of Ultra Broad Band coverage and service quality. In the domestic market, capital expenditure for developing next-generation network (NGN) infrastructure enabled the fiber-optic coverage to reach 55% of the population, while the 4G (LTE) network now covers 95% of the population.

•	Adjusted net financial debt amounted to 26,735 million euros at September 30, 2016, down 543 million euros compared to December 31, 2015 (27,278 million euros). In the first nine months of 2016, the benefits from the completion of the sale of the Sofora – Telecom Argentina group (with the receipt of the sale proceeds and the consequent deconsolidation of the relative net financial debt), together with the cash inflow from business operations, were sufficient to cover the cash requirements resulting from financial operations, the real estate project and renegotiation of lease agreements, dividend payments, and the effect of several disputes and regulatory penalties. The level of debt was also negatively affected by the exchange rate fluctuation of the Brazilian real.

Interim Management Report at September 30, 2016	Highlights – First Nine Months of 2016	5

Financial highlights (*)

		3rd Quarter	3rd Quarter	9 months to	9 months to	% Change
		2016	2015	9/30/2016	9/30/2015	Reported		Organic
(millions of euros)				(a)	(b)	(a/b)
Revenues		4,843	4,777	13,939	14,878	(6.3)		(3.7)

EBITDA	(1)	2,152	1,983	5,878	5,622	4.6		6.9

EBITDA Margin		44.4%	41.5%	42.2%	37.8%	4.4	pp

Organic EBITDA Margin		44.4%	41.1%	42.2%	38.0%	4.2	pp

EBIT	(1)	1,081	1,018	2,768	2,806	(1.4)		1.6

EBIT Margin		22.3%	21.3%	19.9%	18.9%	1.0	pp

Organic EBIT Margin		22.3%	21.4%	19.9%	18.8%	1.1	pp

Profit (loss) from Discontinued operations/Non-current assets held for sale		—	150	47	480	(90.2)

Profit (loss) for the period attributable to owners of the Parent		477	334	1,495	367	—

Capital expenditures (CAPEX)		1,124	1,087	3,107	3,233	(3.9)

				9/30/2016	12/31/2015	Change Amount
Adjusted net financial debt	(1)			26,735	27,278	(543)

(*)	Within the Brazil Business Unit, Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic. Such incorrect accounting entries, which did not have any impact neither in terms of net financial position nor on cash and cash equivalents, resulted in the early recognition of revenues with respect to prepaid traffic not yet consumed. The comparative financial information as of December 31, 2015 and for the nine-month period ended September 30, 2015, have been therefore revised, with no material impact.
(1)	Details are provided under “Alternative Performance Measures”.

Interim Management Report at September 30, 2016	Highlights – First Nine Months of 2016	6

CONSOLIDATED OPERATING PERFORMANCE

REVENUES

Revenues for the first nine months of 2016 amounted to 13,939 million euros, down 6.3% on the first nine months of 2015 (14,878 million euros). The decrease of 939 million euros was mainly attributable to the Brazil Business Unit (777 million euros) and the Domestic Business Unit (91 million euros).

In terms of organic change, consolidated revenues fell by 3.7% (-529 million euros), and were calculated as follows:

(millions of euros)	9 months to	9 months to	Change
	9/30/2016	9/30/2015	amount	%
REPORTED REVENUES	13,939	14,878	(939)	(6.3)

Foreign currency financial statements translation effect		(410)	410

Changes in the scope of consolidation		—	—

ORGANIC REVENUES	13,939	14,468	(529)	(3.7)

Exchange rate fluctuations(1) were attributable to the Brazil Business Unit. There were no material changes in the scope of consolidation(2).

The breakdown of revenues by operating segment is the following:

(millions of euros)	9 months to 9/30/2016		9 months to 9/30/2015		Change
		% of total		% of total	amount	%	% organic
Domestic (*)	11,036	79.2	11,127	74.8	(91)	(0.8)	(0.8)
Core Domestic (**)	10,239	73.5	10,390	69.8	(151)	(1.5)	(1.5)

International Wholesale	1,003	7.2	971	6.5	32	3.3	3.3

Brazil	2,922	21.0	3,699	24.9	(777)	(21.0)	(11.2)

Other Operations	10	0.1	90	0.6	(80)

Adjustments and eliminations	(29)	(0.3)	(38)	(0.3)	9

Consolidated Total	13,939	100.0	14,878	100.0	(939)	(6.3)	(3.7)

(*)	Following the change in the business mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the revenues of the Domestic Business Unit for the first nine months of 2016 would have totaled 10,982 million euros.
(**)	From January 1, 2016, this also includes the company Olivetti. Figures for the period under comparison have been changed accordingly.

EBITDA

EBITDA totaled 5,878 million euros (5,622 million euros in the first nine months of 2015), up 256 million euros (+4.6%) compared to the first nine months of 2015; the EBITDA margin was 42.2% (37.8% in the first nine months of 2015, +4.4 percentage points).

Organic EBITDA was up 379 million euros (+6.9%) compared to the first nine months of 2015; the organic EBITDA margin was up 4.2 percentage points, from 38.0% for the first nine months of 2015 to 42.2% for the first nine months of 2016.

In the first nine months of 2016 and 2015, the Telecom Italia Group recognized non-recurring operating expenses connected to events and transactions that by their nature do not occur continuously in the normal course of operations and have been shown because their amount is significant. They include expenses resulting from corporate restructuring and reorganization processes, expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers.

(1)	The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were 1.11603 for the US dollar in the first nine months of 2016 and 1.11459 in the first nine months of 2015. For the Brazilian real the average exchange rates used were 3.96106 in the first nine months of 2016 and 3.52233 in the first nine months of 2015. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.
(2)	The change in the scope of consolidation has been calculated by excluding the contribution of the companies that have exited from the comparison figure and adding in the estimated contribution of any companies entering the scope of consolidation.

Interim Management Report at September 30, 2016	Consolidated Operating Performance	7

These were broken down as follows:

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015
Employee benefits expenses
Expenses related to restructuring and rationalization	(128)	(48)

Acquisition of raw materials and Change in inventories
Expenses related to agreements and the development of non-recurring projects	—	(12)

Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	(25)	(400)

Impact on EBITDA	(153)	(460)

Without these expenses, the organic change in EBITDA would have been +1.2%, with an EBITDA margin of 43.3%, up 2.1 percentage points on the first nine months of 2015. Further details are provided in the section “Significant non-recurring events and transactions” in this Interim Management Report at September 30, 2016 of the Telecom Italia Group.

The positive performance of EBITDA, both in terms of amount and EBITDA margin, benefited from the actions of the cost recovery plan, which were initiated in the second quarter of 2016 by the Domestic Business Unit and in the third quarter by the Brazil Business Unit, and will continue over the entire period of the Plan. In addition, you are reminded that, during the second quarter of 2016, EBITDA benefited from several non-structural events, relating in particular to labor costs, detailed below.

Organic EBITDA is calculated as follows:

	9 months to	9 months to	Change
(millions of euros)	9/30/2016	9/30/2015	amount	%
REPORTED EBITDA	5,878	5,622	256	4.6

Foreign currency financial statements translation effect		(123)	123

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	5,878	5,499	379	6.9

of which non-recurring income/(expenses)	(153)	(460)	307

ORGANIC EBITDA excluding non-recurring component	6,031	5,959	72	1.2

Exchange rate fluctuations related entirely to the Brazil Business Unit.

Details of EBITDA and EBITDA Margins by operating segment are as follows:

	9 months to 9/30/2016		9 months to 9/30/2015		Change
(millions of euros)		% of total		% of total	amount	%		% organic
Domestic (*)	4,995	85.0	4,525	80.5	470	10.4		10.4
EBITDA Margin	45.3		40.7			4.6	pp	4.6	pp

Brazil	900	15.3	1,108	19.7	(208)	(18.8)		(8.6)
EBITDA Margin	30.8		30.0			0.8	pp	0.9	pp

Other Operations	(15)	(0.3)	(8)	(0.1)	(7)

Adjustments and eliminations	(2)	—	(3)	(0.1)	1

Consolidated Total	5,878	100.0	5,622	100.0	256	4.6		6.9

EBITDA Margin	42.2		37.8			4.4	pp	4.2	pp

(*)	Following the change in the business mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the EBITDA of the Domestic Business Unit for the first nine months of 2016 would have totaled 4,967 million euros.

Interim Management Report at September 30, 2016	Consolidated Operating Performance	8

EBITDA was particularly impacted by the change in the line items analyzed below:

•	Acquisition of goods and services (5,710 million euros; 6,340 million euros in the first nine months of 2015).

	9 months to	9 months to
(millions of euros)	9/30/2016	9/30/2015	Change
Purchases of goods	1,109	1,342	(233)

Revenues due to other TLC operators and interconnection costs	1,505	1,594	(89)

Commercial and advertising costs	894	1,028	(134)

Power, maintenance and outsourced services	912	969	(57)

Rent and leases	520	532	(12)

Other service expenses	770	875	(105)

Total acquisition of goods and services	5,710	6,340	(630)

EBITDA Margin	41.0	42.6	(1.6	)pp

•	Employee benefits expenses (2,303 million euros; 2,433 million euros in the first nine months of 2015):

employee benefits expenses decreased by 130 million euros on the first nine months of 2015.

	9 months to	9 months to
(millions of euros)	9/30/2016	9/30/2015	Change
Employee benefits expenses – Italy	2,035	2,142	(107)

Ordinary employee expenses and costs	1,921	2094	(173)

Restructuring and other expenses	114	48	66

Employee benefits expenses – Outside Italy	268	291	(23)

Ordinary employee expenses and costs	254	291	(37)

Restructuring and other expenses	14	—	14

Total employee benefits expenses	2,303	2,433	(130)

EBITDA Margin	16.5	16.4	0.1	pp

The main factors that drove this change were:

•	a decrease of 173 million euros in the Italian component of ordinary employee expenses. The average salaried workforce decreased by 1,785 average employees (with 1,432 average employees related to the application of “Solidarity Contracts”). In addition, the earnings for 2016 benefited from several non-structural events connected in particular to the reversal of the provision, made in the 2015 financial statements for 66 million euros, following the failure to achieve the conditions for payment of the Results Bonus to employees. The amount reversed for the Parent alone was 58 million euros;

•	the recognition of non-recurring expenses (provisions to Employee benefits and sundry expenses) from domestic companies totaling 114 million euros. In particular, the Parent recognized expenses of around 76 million euros essentially relating to the start of the managerial restructuring plan linked to the ongoing revision of the company organizational structures (agreements of June 19, 2015 and July 25, 2016) consisting of the application to management staff of Article 4, paragraphs 1-7ter, of Italian Law No. 92 of June 28, 2012, the “Fornero Law” and forms of compensation related to the termination of the employment relationship. In addition, Telecom Italia Information Technology and Olivetti have allocated provisions totaling 38 million euros, essentially connected to the application of Article 4 of the “Fornero Law” for non-management personnel and the commencement by Telecom Italia Information Technology of a managerial restructuring plan similar to the one adopted by the Parent;

•	a decrease of 23 million euros in the component outside Italy of employee benefits expenses, including a negative currency effect of about 30 million euros. Excluding this impact, the increase of 7 million euros was essentially related to the recognition of non-recurring expenses from the implementation of the corporate restructuring plan initiated by the Brazil Business Unit (14 million euros), which was offset by the effects of the decrease in the average salaried workforce (1,093 average employees).

Interim Management Report at September 30, 2016	Consolidated Operating Performance	9

•	Other income (165 million euros; 206 million euros in the first nine months of 2015).

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015	Change

Late payment fees charged for telephone services	41	46	(5)

Recovery of employee benefit expenses, purchases and services rendered	26	25	1

Capital and operating grants	23	22	1

Damage compensation, penalties and sundry recoveries	17	18	(1)

Other income	58	95	(37)

Total	165	206	(41)

•	Other operating expenses (757 million euros; 1,160 million euros in the first nine months of 2015): these expenses fell by 403 million euros compared to the first nine months of 2015, when the figure included non-recurring expenses of 400 million euros.

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015	Change

Write-downs and expenses in connection with credit management	242	251	(9)

Provision charges	100	460	(360)

TLC operating fees and charges	268	270	(2)

Indirect duties and taxes	76	87	(11)

Penalties, settlement compensation and administrative fines	27	49	(22)

Association dues and fees, donations, scholarships and traineeships	12	13	(1)

Sundry expenses	32	30	2

Total	757	1,160	(403)

Depreciation and amortization

Details are as follows:

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015	Change

Amortization of intangible assets with a finite useful life	1,283	1,371	(88)

Depreciation of property, plant and equipment – owned and leased	1,833	1,793	40

Total	3,116	3,164	(48)

Gains/(losses) on disposals of non-current assets

In the first nine months of 2016, this item stood at 14 million euros and included the non-recurring gain realized by the Brazil Business Unit of 37 million reais (approximately 9 million euros) following the conclusion of the sale of the fourth tranche of telecommunications towers to American Tower do Brasil.

In the first nine months of 2015, this item stood at 348 million euros and mainly consisted of the non-recurring gain realized of 1,184 million reais (approximately 336 million euros), from the sale of the first tranche of telecommunications towers to American Tower do Brasil.

Interim Management Report at September 30, 2016	Consolidated Operating Performance	10

Impairment reversals (losses) on non-current assets

Impairment reversals (losses) on non-current assets amounted to 8 million euros in the first nine months of 2016 (zero in the first nine months of 2015) and related to non-current tangible assets.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually or more frequently, whenever specific events or circumstances occur that may indicate an impairment.

For the Domestic Cash Generating Unit, at September 30, 2016 no evidence was identified indicating the need to repeat the impairment tests already performed for the Financial Report at June 30, 2016. Those impairment tests had shown that there were no impairment losses, and in the third quarter of 2016 the main business indicators of the Domestic CGU continued to improve, in some cases exceeding forecasts.

For the other Cash Generating Units, at September 30, 2016 no evidence was identified to suggest that any of the CGUs had suffered impairment.

Lastly, you are reminded that the Group is preparing a new 2017 – 2019 Industrial Plan, to be approved and communicated to the market in early 2017, in accordance with the previously announced financial Calendars, which will form the basis for the impairment testing of goodwill recoverability for the 2016 Annual Report.

EBIT

EBIT totaled 2,768 million euros (2,806 million euros in the first nine months of 2015), decreasing by 38 million euros (-1.4%) compared to the first nine months of 2015; the EBIT margin was 19.9% (18.9% in the first nine months of 2015, +1.0 percentage points).

Organic EBIT was up 44 million euros (+1.6%), with an organic EBIT margin of 19.9% (18.8% in the first nine months of 2015).

EBIT for the first nine months of 2016 reflected the negative impact of non-recurring net expenses totaling 144 million euros (161 million euros in the first nine months of 2015, at constant exchange rates). The negative impact already discussed in the comments on the EBITDA was offset by the gains realized by the Brazil Business Unit from the partial sale of its telecommunications towers (around 9 million euros in the first nine months of 2016 and 336 million euros in the same period of 2015).

Without those non-recurring net expenses, the organic change in EBIT would have been an improvement of 27 million euros (+0.9%), with an EBIT margin of 20.9% (19.9% in the first nine months of 2015, +1.0 percentage points). Further details are provided in the section “Significant non-recurring events and transactions” in this Interim Management Report at September 30, 2016 of the Telecom Italia Group.

Organic EBIT is calculated as follows:

	9 months to	9 months to	Change
(millions of euros)	9/30/2016	9/30/2015	amount	%
REPORTED EBIT	2,768	2,806	(38)	(1.4)

Foreign currency financial statements translation effect		(82)	82

Changes in the scope of consolidation		—	—

ORGANIC EBIT	2,768	2,724	44	1.6

of which non-recurring income/(expenses)	(144)	(124)	(20)

foreign currency non-recurring income/(expenses) translation effect		(37)	37

ORGANIC EBIT excluding non-recurring component	2,912	2,885	27	0.9

Exchange rate fluctuations were attributable to the Brazil Business Unit.

Interim Management Report at September 30, 2016	Consolidated Operating Performance	11

Finance income (expenses), net

Finance income (expenses) showed a decrease in net expenses of 1,460 million euros, from 1,970 million euros for the first nine months of 2015 to 510 million euros for the first nine months of 2016. The figure for the first nine months of 2016 reflected the:

•	positive impact of 611 million euros (negative impact of 300 million euros in the first nine months of 2015) relating to the fair value measurement through profit and loss – performed separately to its liability component – of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”);

•	effects of the changes in several non-monetary items – of a valuation and accounting nature, linked in particular to derivatives;

•	positive impact of the bond buybacks carried out in the previous year, which had generated a negative effect of 379 million euros in the first nine months of 2015, resulting from the buyback price net of the benefits from the consequent termination of several hedging derivatives associated with the securities bought back;

•	lower finance expenses due to the reduction in the Group’s debt exposure and in interest rates.

Income tax expense

Income tax expense amounted to 699 million euros, up 308 million euros on the first nine months of 2015 (391 million euros), mainly related to the higher taxable base of the Parent Telecom Italia.

PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In the first nine months of 2016 this item was positive by 47 million euros (480 million euros in the first nine months of 2015), consisting of the positive contribution (59 million euros) to consolidated earnings from the Sofora – Telecom Argentina group for the period January 1 to March 8, the negative impact from the sale of the equity interest and relative income tax expense totaling 12 million euros.

More details are provided in the section “Discontinued operations/Non-current assets held for sale” of this Interim Management Report and in the Note “Discontinued operations/Non-current assets held for sale” in the Condensed Consolidated Financial Statements at September 30, 2016 of the Telecom Italia Group.

Interim Management Report at September 30, 2016	Consolidated Operating Performance	12

PROFIT (LOSS) FOR THE PERIOD

This item was broken down as follows:

	9 months to	9 months to
(millions of euros)	9/30/2016	9/30/2015
Profit (loss) for the period	1,610	940

Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	1,498	298

Profit (loss) from Discontinued operations/Non-current assets held for sale	(3)	69

Profit (loss) for the period attributable to owners of the Parent	1,495	367

Non-controlling interests:
Profit (loss) from continuing operations	65	162

Profit (loss) from Discontinued operations/Non-current assets held for sale	50	411

Profit (loss) for the period attributable to non-controlling interests	115	573

The profit attributable to Owners of the Parent for the first nine months of 2016 amounted to 1,495 million euros (367 million euros in the first nine months of 2015), benefiting from the performance of margins, in addition to the items described above of a merely valuation and accounting nature that do not entail any financial settlement, and in particular the fair value measurement of the embedded option included in the three-year mandatory convertible bond issued at the end of 2013. Without those items, profit for the first nine months of 2016 attributable to Owners of the Parent would have totaled almost 1,200 million euros, an improvement of around 150 million euros on the same period of 2015 restated on a like-for-like basis.

Interim Management Report at September 30, 2016	Consolidated Operating Performance	13

CONSOLIDATED OPERATING PERFORMANCE FOR THE THIRD QUARTER OF 2016

	3rd Quarter	3rd Quarter	Change
(millions of euros)	2016	2015	amount		%	% organic
Revenues	4,843	4,777	66		1.4	(1.2)

EBITDA	2,152	1,983	169		8.5	6.7

EBITDA Margin	44.4%	41.5%	2.9	pp

Organic EBITDA Margin	44.4%	41.1%	3.3	pp

EBIT	1,081	1,018	63		6.2	3.1

EBIT Margin	22.3%	21.3%	1.0	pp

Organic EBIT Margin	22.3%	21.4%	0.9	pp

Profit (loss) before tax from continuing operations	715	541	174		32.2

Profit (loss) from continuing operations	505	345	160		46.4

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	150	(150)		—

Profit (loss) for the period	505	495	10		2.0

Profit (loss) for the period attributable to owners of the Parent	477	334	143		42.8

Revenues

Consolidated revenues for the third quarter of 2016 increased by 66 million euros compared with the third quarter of 2015 (+1.4%); the improvement was essentially attributable to the Domestic Business Unit and continued the trend already seen (-12.1% in first quarter and -7.7% in the second quarter of 2016).

In organic terms, the percentage change, without the exchange rate effect for the Brazil Business Unit, was -1.2%.

EBITDA

EBITDA for the third quarter of 2016 amounted to 2,152 million euros, up 169 million euros (+8.5%) on the same period of the previous year (1,983 million euros). The EBITDA margin came to 44.4%, up 2.9 percentage points on the third quarter of 2015.

In organic terms, and without non-recurring expenses (62 million euros in the third quarter of 2016 and 61 million euros in the same period of 2015), the increase on the third quarter of 2015 would have been +6.6%, with an EBITDA margin of 45.7%, representing an improvement on the previous quarters of 2016 (+2.1 percentage points on the second quarter and +5.5 percentage points on the first quarter).

These results were also achieved as a result of the cost reduction plans initiated in the second quarter of 2016 by the Domestic Business Unit and in the third quarter by the Brazil Business Unit.

EBIT

Consolidated EBIT for the third quarter of 2016 came to 1,081 million euros, up 63 million euros on the third quarter of 2015 (+6.2%), with an EBIT margin of 22.3%, up 1.0 percentage points on the same period of the previous year. In organic terms and without non-recurring net expenses (62 million euros in the third quarter of 2016 and -16 million euros in the same period of 2015), the increase on the third quarter of 2015 would have been +10.6%.

Profit (loss) for the period attributable to owners of the Parent

The profit for the third quarter of 2016 attributable to Owners of the Parent amounted to 477 million euros, up 143 million euros compared with the third quarter of 2015.

Interim Management Report at September 30, 2016	Consolidated Operating Performance for the Third Quarter of 2016	14

FINANCIAL AND OPERATING HIGHLIGHTS – THE BUSINESS UNITS OF THE TELECOM ITALIA GROUP

DOMESTIC

	3rd Quarter 2016	3rd Quarter 2015	9 months to 9/30/2016	9 months to 9/30/2015	% Change
(millions of euros)	(a)	(b)	(c)	(d)	(a/b)		(c/d)		organic (c/d)
Revenues	3,789	3,752	11,036	11,127	1.0		(0.8)		(0.8)

EBITDA	1,811	1,679	4,995	4,525	7.9		10.4		10.4

EBITDA Margin	47.8	44.7	45.3	40.7	3.1	pp	4.6	pp	4.6	pp

EBIT	994	868	2,575	2,090	14.5		23.2		23.2

EBIT Margin	26.2	23.1	23.3	18.8	3.1	pp	4.5	pp	4.5	pp

Headcount at period end (number)			52,140	(1) 52,644	(504)		(0.9)

(1)	Headcount at December 31, 2015.

Fixed

	9/30/2016	12/31/2015	9/30/2015
Physical accesses at period end (thousands) (1)	18,968	19,209	19,299

of which Retail physical accesses at period end (thousands)	11,368	11,742	11,907

Broadband accesses at period end (thousands) (2)	9,042	8,890	8,839

of which Retail broadband accesses at period end (thousands)	7,123	7,023	6,984

Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection) (3)	115.6	115.6	115.5

access and carrier network in optical fiber (millions of km – fiber)	12.3	10.4	9.5

Total traffic:
Minutes of traffic on fixed-line network (billions):	52.1	76.9	58.0

Domestic traffic	41.7	62.5	47.1

International traffic	10.4	14.4	10.9

Broadband traffic (PBytes) (4)	4,112	4,126	2,965

(1)	Does not include full-infrastructured OLOs and Fixed Wireless Access (FWA).
(2)	Does not include LLU and NAKED, satellite and full-infrastructured OLOs and Fixed Wireless Access (FWA).
(3)	The figure refers to December 31, 2015.
(4)	DownStream and UpStream traffic volumes.

Interim Management Report at September 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	15

Mobile

	9/30/2016	12/31/2015	9/30/2015
Lines at period end (thousands) (1)	29,549	30,007	30,023

Change in lines (%)	(1.5)	(1.1)	(1.1)

Churn rate (%) (2)	16.8	23.4	17.7

Total traffic:
Outgoing retail traffic (billions of minutes)	33.3	43.6	32.5

Incoming and outgoing retail traffic (billions of minutes)	51.5	66.1	49.1

Browsing Traffic (PBytes) (3)	187.4	182.6	131.8

Average monthly revenues per line (in euros) (4)	12.2	12.1	11.9

(1)	The figure includes the SIM cards used on platforms for delivering Machine-to-Machine services.
(2)	The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(3)	National traffic excluding roaming.
(4)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The Media Business Unit was incorporated into the Domestic Business Unit as of January 1, 2016.

One of the key strategic drivers for growth identified in the 2016–2018 Industrial Plan is the development of quadruple Play convergent services through the offer of a rich range of diversified video content, realized both in partnership with key content providers and through TIM Vision, the Group’s own platform of services. Within this framework, Persidera plays an important role in supporting the development of TIM Vision services, building on its distinctive Head End expertise (management and distribution of TV signals via cable platform) and Play Out experience (television program broadcasting operations). Other key synergies to help guarantee the medium-term stability/growth of revenues from bandwidth rental for Persidera come from the development of strategic partnerships between Telecom Italia and content providers that do not have proprietary broadcasting channels (multiplexes) for free-to-air television broadcasting and which instead pursue a multi-platform distribution strategy.

The framework of the 2016 – 2018 Industrial Plan and the new governance structure of Persidera are consistent with this future scenario, based on the increasingly closer link between the TLC industry and Media/Content providers to underpin the growth of ultra-broadband services in the Consumer segment.

Following the change in scope, the table below shows the performance of the Domestic Business Unit in the first nine months of 2016, reported on a like-for-like basis with the previous year, thus excluding the contribution of the Media Business Unit:

	3rd Quarter 2016	3rd Quarter 2015	9 months to 9/30/2016	9 months to 9/30/2015	% Change
(millions of euros)	(a)	(b)	(c)	(d)	(a/b)		(c/d)		organic (c/d)
Revenues	3,772	3,752	10,982	11,127	0.5		(1.3)		(1.3)

EBITDA	1,803	1,679	4,967	4,525	7.4		9.8		9.8

EBITDA Margin	47.8	44.7	45.2	40.7	3.1	pp	4.5	pp	4.5	pp

EBIT	992	868	2,563	2,090	14.3		22.6		22.6

EBIT Margin	26.3	23.1	23.3	18.8	3.2	pp	4.5	pp	4.5	pp

Headcount at period end (number)			52,077	(1) 52,644	(567)		(1.1)

(1)	Headcount at December 31, 2015.

Interim Management Report at September 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	16

Revenues

Revenues for the first nine months of 2016 amounted to 11,036 million euros, a decrease of 91 million euros (-0.8%) compared to the same period of 2015, but with a structural improvement and a positive growth rate in the third quarter compared to the same period of the previous year (+1.0% in the third quarter, -1.2% in the second quarter and -2.3% in the first quarter). Revenues from services performed similarly to total revenues, decreasing by 134 million euros compared to the first nine months of 2015 (-1.3%), but with a strong recovery in the third quarter (-0.4%), mainly driven by the structural improvement in Mobile revenues, which showed a positive growth rate for the fourth consecutive quarter.

In particular:

•	revenues from services in the Mobile business came to 3,360 million euros, an increase of 27 million euros compared to the same period of the previous year (+0.8%); this was a continuation of the steady growth seen in previous quarters (+1.1% in the third quarter, +0.7% in the second quarter, +0.6 in the first quarter, and +0.1% in the fourth quarter of 2015), thanks to the improvement in competition conditions and the increasing expansion of Mobile Internet, with the resulting growth in digital services;

•	revenues from Fixed-line services for the first nine months of 2016 amounted to 7,471 million euros, down by 330 million euros compared to the first nine months of 2015 (-4.2%); the decline was driven entirely by the fall in revenues from voice services (-420 million euros due to the loss of traditional accesses, but with a significant recovery compared to the previous periods) only partially offset by continued growth in the Broadband and Ultra-broadband customer base, which is driving growth in innovative connectivity services (+106 million euros in the first nine months of 2016; +6.1%). These results also reflected the reduction in prices of wholesale services.

Revenues from product sales, including the change in work in progress, amounted to 690 million euros in the first nine months of 2016, representing an improvement on the same period of 2015 (+43 million euros). Also of note was the significant growth in revenues from smartphone sales (+48 million euros, driven entirely by the sale of 4G enabled LTE devices) supporting the growth in digital services (Internet connectivity and entertainment services).

EBITDA

EBITDA for the Domestic Business Unit totaled 4,995 million euros in the first nine months of 2016, increasing by 470 million euros compared to the first nine months of 2015 (+10.4%), with an EBITDA margin of 45.3% (+4.6 percentage points compared to the same period of 2015). The figure also reflected the negative impact of non-recurring net expenses – as previously described in this Report – totaling 139 million euros, of which:

•	114 million euros for employee benefits expenses (43 million euros for the first nine months of 2015)

•	25 million euros for expenses related to disputes and regulatory penalties and the associated liabilities, and expenses related to disputes with former employees and liabilities with customers and/or suppliers (397 million euros in the first nine months of 2015).

Without these expenses, the organic change in EBITDA would have been +3.3%, with an EBITDA margin of 46.5%, up 1.8 percentage points on the first nine months of 2015, continuing the turnaround that started in the second quarter (third quarter +7.8%, second quarter +6.9%, first quarter -5.2%).

Interim Management Report at September 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	17

Organic EBITDA is calculated as follows:

	9 months to	9 months to	Change
(millions of euros)	9/30/2016	9/30/2015	amount	%
REPORTED EBITDA	4,995	4,525	470	10.4

Foreign currency financial statements translation effect		—

Changes in the scope of consolidation		—

ORGANIC EBITDA	4,995	4,525	470	10.4

of which non-recurring income/(expenses)	(139)	(446)	307

ORGANIC EBITDA excluding non-recurring component	5,134	4,971	163	3.3

This performance improvement was attributable to the significant reduction in operating expenses, broken down as follows with reference to the main cost items:

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015	Change
Acquisition of goods and services	4,210	4,320	(110)

Employee benefits expenses	2,046	2,140	(94)

Other operating expenses	401	754	(353)

The EBITDA performance – in addition to the improvement in sales earnings and the revenue performance – also reflected the positive impacts achieved by the already mentioned Cost Recovery Plan, aimed at improving efficiency and providing greater operational and financial flexibility to the business, which was boosted, particularly in the second and third quarter of 2016. In detail:

•	Acquisition of goods and services fell by 110 million euros compared to the first nine months of the previous year. This decrease, which occurred entirely in the second and third quarter, was achieved without reducing sales drives, thanks to efficiency improvement, selection and cost-cutting measures, particularly on items relating to space occupation, professional and consulting services, management of IT equipment and systems and other costs;

•	Employee benefits expenses amounted to 2,046 million euros in the first nine months of 2016, down 94 million euros, due to the same factors that affected the Employee benefits expenses at Group level, details of which can be found in that section;

•	Other operating expenses, totaling 401 million euros in the first nine months of 2016, fell by 353 million euros on the same period of 2015, mainly due to lower provisions and non-recurring costs for disputes and regulatory penalties. The breakdown of the item is reported in the table below:

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015	Change
Write-downs and expenses in connection with credit management	189	191	(2)

Provision charges	45	386	(341)

TLC operating fees and charges	41	26	15

Indirect duties and taxes	71	76	(5)

Sundry expenses	55	75	(20)

Total	401	754	(353)

Other income amounted to 148 million euros, down 31 million euros on the first nine months of 2015.

Interim Management Report at September 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	18

EBIT

EBIT for the first nine months of 2016 came to 2,575 million euros (+485 million euros, +23.2% on the same period the previous year) with an EBIT margin of 23.3% (+4.5 percentage points). The EBIT performance reflected the positive performance of EBITDA reported above, as well as the reduction in depreciation and amortization, of 32 million euros.

EBIT for the first nine months of 2016 was pulled down by a total of 139 million euros in non-recurring expenses, without which the organic change would have been +7.0%, with an EBIT margin of 24.6%.

Organic EBIT is calculated as follows:

	9 months to	9 months to	Change
(millions of euros)	9/30/2016	9/30/2015	amount	%
REPORTED EBIT	2,575	2,090	485	23.2

Foreign currency financial statements translation effect		—	—

Changes in the scope of consolidation		—	—

ORGANIC EBIT	2,575	2,090	485	23.2

of which non-recurring income/(expenses)	(139)	(446)	307

ORGANIC EBIT excluding non-recurring component	2,714	2,536	178	7.0

Interim Management Report at September 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	19

Financial highlights of the Domestic Cash Generating Units

The main financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating units (CGU):

•	Core Domestic: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments established on the basis of the “customer centric” organizational model are as follows:

•	Consumer: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers; the segment includes the companies 4G and Persidera;

•	Business: the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets; following the merger of Telecom Italia Digital Solutions in Olivetti, the latter was incorporated into the Business segment as of January 1, 2016;

•	Wholesale: the segment consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market and Open Access operations connected with delivery and assurance processes for customer services;

•	Other (INWIT S.p.A. and support structures): includes:

•	INWIT S.p.A.: from April 2015 the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for Telecom Italia and other operators;

•	Other Operations units: covering technological innovation and the processes of development, engineering, building and operating network infrastructures, real estate properties and plant engineering; development of the information technology strategy, guidelines and plan;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

•	International Wholesale – Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Interim Management Report at September 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	20

Key results for the first nine months of 2016 for the Domestic Business Unit are presented in the following tables, broken down by market/business segment and compared to the first nine months of 2015.

Core Domestic

(millions of euros)	3rd Quarter 2016	3rd Quarter 2015	9 months to 9/30/2016	9 months to 9/30/2015	% Change
	(a)	(b)	(c)	(d)	(a/b)		(c/d)
Revenues (1)	3,503	3,497	10,239	10,390	0.2		(1.5)

Consumer	1,832	1,850	5,404	5,373	(1.0)		0.6

Business (2)	1,097	1,154	3,299	3,533	(4.9)		(6.6)

Wholesale	507	457	1,370	1,367	10.8		0.2

Other	67	36	166	117	86.1		41.9

EBITDA	1,766	1,629	4,859	4,388	8.4		10.7

EBITDA Margin	50.4	46.6	47.5	42.2	3.8	pp	5.3	pp

EBIT	975	843	2,515	2,024	15.7		24.3

EBIT Margin	27.8	24.1	24.6	19.5	3.7	pp	5.1	pp

Headcount at period end (number) (*) (**)			51,391	(3) 51,741	(350)		(0.1)

(1)	Following the change in the mission of Persidera, the Media Business Unit was included in the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, Core Domestic revenues would have totaled 10,185 million euros in the first nine months of 2016, compared to 10,390 million euros in the same period of 2015.
(2)	As result of the new organizational view, as of January 1, 2016 the Business segment also includes Olivetti. Figures for the period under comparison have been changed accordingly.
(3)	Headcount at December 31, 2015.
(*)	Includes employees with temp work contracts: 1 at 9/30/2016 (none at 12/31/2015).
(**)	Without the change resulting from the aforementioned inclusion of the Media Business Unit into the Domestic Business Unit (Core Domestic), the headcount for the Core Domestic segment for the reporting period would have totaled 51,328 employees.

Investments made in the fiber for the Fixed-line segment enabled a significant increase in population coverage: over 785 thousands homes reached solely by FTTH with an increase in the third quarter of 2016 of over 250 thousand units 30 Italian cities (16 more urban centers than in June 2016). Sales of fiber lines also rose during the quarter, increasing 31% compared to the same period of 2015. Line loss (fixed lines lost by Telecom Italia) was down, on the other hand, after having fallen in the first six months of 2016, and totaled 100 thousand lines in the third quarter, almost half the 173 thousand lost in the same period of 2015.

The Mobile segment also performed strongly and saw customers using LTE technology exceed 50% (51%) of Telecom Italia’s customer base.

In detail:

•	Consumer: revenues for the Consumer segment for the first nine months of 2016 amounted to a total of 5,404 million euros, an increase of 31 million euros compared to the same period of 2015 (+0.6%). This performance continues the recovery that had already began in 2015, driven in particular by the structural improvement in Mobile revenues, due to the steady market share, as well as the stabilization of ARPU levels.

The following is noted in particular:

•	revenues from the Mobile business amounted to 2,710 million euros and showed a significant and steady increase on the first nine months of 2015 (+112 million euros, +4.3%). Revenues from services increased by 75 million euros (+3.2% on the same period of 2015), with the positive performance continuing in the third quarter in terms of quarterly trend in comparison with 2015, due to the improvement in competition conditions, with the progressive stabilization of market share and the steady growth in Internet mobile and digital services supporting ARPU levels;

•	revenues from Fixed-line services amounted to 2,660 million euros, down 143 million euros compared to the first nine months of 2015 (-5.1%). The revenue decline slowed down during the quarter, showing recovery compared to recent quarters (-3.2% in the third quarter, -6.0% in the second quarter, -6.0% in the first quarter). This positive performance was attributable to a reduction in the loss of voice-only accesses, accompanied by growth in broadband customers and the increasing penetration of Fiber offers.

Interim Management Report at September 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	21

•	Business: revenues for the Business segment amounted to 3,299 million euros, decreasing by 234 million euros compared to the first nine months of 2015 (-6.6%), of which 159 million euros (-5.0%) were attributable to the services component and 74 million euros (-21.3%) to the equipment and products component.

With regard to revenues from services:

•	revenues from Mobile services were down by 51 million euros (-6.0% compared to the same period last year), with a significant recovery in the third quarter (-1.4%, -7.6% in the second quarter, -9.4% in the first quarter). Specifically, the continuing decline in traditional mobile services (-15.7% for voice and messaging compared to the first nine months of 2015) was driven by the shift of customers towards bundled formulas with a lower overall ARPU level and the migration of Public Administration clients towards the new Consip offer (which lowered unit prices), and was again only marginally offset by the positive performance of new digital services (+3.4% compared to 2015);

•	revenues from Fixed-line services decreased by 109 million euros (-4.6% compared to the first nine months of 2015), despite the steady growth in revenues from ICT services (+2.2%), particularly for Cloud services. Indeed, the segment continued to be adversely affected by the slow economic recovery, the reduction in prices on traditional voice and data services, and the technological shift towards VoIP systems.

•	Wholesale: revenues for the Wholesale segment in the first nine months of 2016 came to 1,370 million euros, an increase on the corresponding period of 2015 (+3 million euros, +0.2%). The reduction in regulated prices had a negative impact of 50 million euros on revenues, which was more than offset by the contribution from several infrastructure capacity sales deals.

International Wholesale – Telecom Italia Sparkle group

	3rd Quarter 2016 (a)	3rd Quarter 2015 (b)	9 months to 9/30/2016 (c)	9 months to 9/30/2015 (d)	% Change
(millions of euros)					(a/b)		(c/d)		organic (c/d)
Revenues	354	336	1,003	971	5.4		3.3		3.3

of which third party	300	272	839	781	10.3		7.4		7.4

EBITDA	48	52	145	145	(7.7)		—		—

EBITDA Margin	13.6	15.5	14.5	14.9	(1.9	)pp	(0.4	)pp	(0.4	)pp

EBIT	19	26	60	66	(26.9)		(9.1)		(9.1)

EBIT Margin	5.4	7.7	6.0	6.8	(2.3	)pp	(0.8	)pp	(0.8	)pp

Headcount at period end (number) (*)			749	(1) 645	104		16.1

(1)	Headcount at December 31, 2015
(*)	Includes employees with temp work contracts: 3 at 9/30/2016 (2 at 12/31/2015).

Revenues for the first nine months of 2016 of the Telecom Italia Sparkle group – International Wholesale totaled 1,003 million euros, up on the first nine months of 2015 (+32 million euros, +3.3%). The result was shaped by the increase in revenues from Voice services (+27 million euros, +3.9%) and the growth in revenues from IP/Data services including cloud and data center services (+5 million euros, +2.1%). All other business lines remained substantially stable.

Interim Management Report at September 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	22

BRAZIL

	(millions of euros)				(millions of reais)
	3rd Quarter 2016	3rd Quarter 2015 Revised	9 months to 9/30/2016	9 months to 9/30/2015 Revised	3rd Quarter 2016	3rd Quarter 2015	9 months to 9/30/2016	9 months to 9/30/2015
						Revised		Revised	% Change
					(a)	(b)	(c)	(d)	(a/b)		(c/d)
Revenues	1,064	1,008	2,922	3,699	3,900	4,115	11,574	13,027	(5.2)		(11.2)

EBITDA	344	318	900	1,108	1,270	1,285	3,566	3,902	(1.2)		(8.6)

EBITDA Margin	32.6	31.2	30.8	30.0	32.6	31.2	30.8	30.0	1.4	pp	0.8	pp

EBIT	89	168	210	742	334	712	832	2,614	(53.1)		(68.2)

EBIT Margin	8.6	17.3	7.2	20.1	8.6	17.3	7.2	20.1	(8.7	)pp	(12.9	)pp

Headcount at period end (number)							9,941	(1) 13,042			(23.8)

(1)	Headcount at December 31, 2015.

	9/30/2016	9/30/2015
Lines at period end (thousands) (*)	63,247	(1) 66,234

MOU (minutes/month) (**)	117.7	119.3

ARPU (reais)	17.6	16.4

(1)	Number at December 31, 2015.
(*)	Includes corporate lines.
(**)	Net of visitors.

Revenues

Revenues for the first nine months of 2016 amounted to 11,574 million reais and were down 1,453 million reais (-11.2%) year-on-year. Service revenues totaled 10,878 million reais, a decrease of 640 million reais compared to 11,518 million reais for the first nine months of 2015 (-5.6%). Mobile Average Revenue Per User (ARPU) was 17.6 reais for the first nine months of 2016, compared to 16.4 reais in the same period of the previous year (+7.3%).

The Business Unit’s total number of lines at September 30, 2016 was 63.2 million, representing a decrease of 3 million (-4.5%) compared to December 31, 2015; the market share at the end of August 2016 was 25.2% (25.7% at December 31, 2015).

Revenues from product sales came to 696 million reais (1,509 million reais in the first nine months of 2015; -53.9%), reflecting a commercial policy less focused on the sale of handsets, in addition to the impact of the Brazilian macroeconomic crisis on household spending.

Revenues for the third quarter of 2016 amounted to 3,900 million reais, down 5.2% compared to the same period last year.

Interim Management Report at September 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Brazil Business Unit	23

EBITDA

EBITDA amounted to 3,566 million reais, down 336 million reais on the first nine months of 2015 (-8.6%). However, the fall in EBITDA slowed down considerably in the last quarter (-1.2%) due to the implementation of efficiency measures that partially offset the reduction in revenues in the period under review. Costs for the purchase of goods and services showed a significant decrease, for all components compared to the first nine months of 2015 (-1,025 million reais; -14.6%); employee benefits expenses increased (+3%) mainly due to the salary inflation adjustment, in addition to other net non-recurring costs for termination benefits of 56 million reais.

The EBITDA margin stood at 30.8%, 0.8 percentage points higher than in the first nine months of 2015.

EBITDA for the third quarter of 2016 amounted to 1,270 million reais, down 15 million reais on the third quarter of 2015; the EBITDA Margin for the third quarter of 2016 came to 32.6%, up 1.4 percentage points on the same period of the previous year (31.2%).

Finally, excluding the above mentioned non-recurring expenses, EBITDA for the third quarter of 2016 would have shown an increase of +0.5% compared to the same period last year, after -6.7% for the second quarter of 2016 and -15.0% for the first quarter of 2016.

The changes in the main costs are shown below:

	(millions of euros)		(millions of reais)
	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	1,511	1,990	5,984	7,009	(1,025)

Employee benefits expenses	248	271	982	953	29

Other operating expenses	355	387	1,407	1,364	43

Change in inventories	(8)	29	(32)	103	(136)

EBIT

EBIT came to 832 million reais, down 1,782 million reais compared to the first nine months of 2015. This result reflected the lower contribution from EBITDA, the effect of higher depreciation and amortization (+312 million reais) and the lower benefit from the sale of telecommunication towers, which in 2015 resulted in a gain of 1,184 million reais compared to a gain of 37 million reais in the first nine months of 2016.

Agreement for the sale of telecommunication towers

You are reminded that the agreement is being implemented, which was signed by TIM Celular with American Tower do Brasil on November 21, 2014, for the sale of part of the mobile infrastructure (6,481 telecommunication towers) for a total value of around 3 billion reais. The sales agreement was signed in conjunction with a master lease agreement lasting 20 years and, accordingly, the transaction is to be considered as a partial sale and lease back.

During the second quarter of 2016, the fourth partial sale of 270 towers was completed at a price of approximately 110 million reais, corresponding to around 28 million euros. The final realized gain, already net of transaction costs, was 37 million reais (around 9 million euros at the average exchange rate at September 30, 2016). The amount of non-current assets reacquired under finance leases came to 74 million reais (around 19 million euros at the average exchange rate at September 30, 2016).

During the third quarter of 2016, financial leases were also taken out on newly-built towers for 8 million reais (about 2 million euros), as already envisaged in the contractual arrangements of November 21, 2014 with American Tower.

The sales of the first three blocks, for a total of 5,483 towers, were completed in 2015, as described in the Consolidated Financial Statements of the Telecom Italia Group at December 31, 2015.

Interim Management Report at September 30, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Brazil Business Unit	24

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

On March 8, 2016, following the approval by the Enacom, the Argentinian communications regulatory authority, the Telecom Italia Group completed the sale of the entire remaining interest in the Sofora – Telecom Argentina group.

A summary is provided below of the income statement impacts from the Sofora - Telecom Argentina group and its sale; the figures for 2016 have been translated at the average exchange rate for the period January 1 – March 8 (15.7981 pesos per euro), whereas the figures for the first nine months of 2015 have been translated at the related average exchange rate (9.98894 pesos per euro).

(millions of euros)			1/1-3/8 2016	9 months to 9/30/2015
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues			504	2,862

EBITDA			133	765

EBITDA Margin			26.4	26.7

Operating profit (loss) (EBIT)			133	759

EBIT Margin			26.4	26.5

Finance income (expenses), net			(42)	(10)

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale			91	749

Income tax expense			(32)	(263)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(a	)	59	486

Other minor entries	(b	)		(6)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(c= a+b	)	59	480

Income statement effects on the selling entities:
Net gains on disposal			307

Transfer to the separate consolidated income statement of the Reserve for exchange differences on translating foreign operations			(304)

Income tax expense relating to the disposal			(15)

	(d	)	(12)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(c+d	)	47	480

Attributable to:
Owners of the Parent			(3)	69

Non-controlling interests			50	411

For more details, see the Note “Discontinued operations/Non-current assets held for sale” in the Condensed Consolidated Financial Statements of the Telecom Italia Group at September 30, 2016.

Interim Management Report at September 30, 2016	Discontinued operations/Non-current assets held for sale	25

CONSOLIDATED FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

NON-CURRENT ASSETS

•	Goodwill: increased by 165 million euros, from 29,383 million euros at the end of 2015 to 29,548 million euros at September 30, 2016, due to positive changes of 157 million euros in foreign exchange rates applicable to the Group’s Brazilian operations(1) and the recognition of the provisional goodwill, of 8 million euros, resulting from the acquisitions made by INWIT S.p.A. in January 2016.

Further details are provided in the Note “Goodwill” in the Condensed Consolidated Financial Statements at September 30, 2016 of the Telecom Italia Group.

•	Other intangible assets: increased by 253 million euros, from 6,480 million euros at the end of 2015 to 6,733 million euros at September 30, 2016, representing the balance of the following items:

•	capex (+1,118 million euros);

•	depreciation charge for the period (-1,283 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net positive balance of 418 million euros).

•	Tangible assets: increased by 724 million euros, from 14,867 million euros at the end of 2015 to 15,591 million euros at September 30, 2016, representing the balance of the following items:

•	capex (+1,989 million euros);

•	changes in financial leasing contracts (+171 million euros);

•	depreciation charge for the period (-1,833 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net positive balance of 397 million euros).

CONSOLIDATED EQUITY

Consolidated equity amounted to 21,637 million euros (21,249 million euros at December 31, 2015), of which 19,414 million euros attributable to Owners of the Parent (17,554 million euros at December 31, 2015) and 2,223 million euros attributable to non-controlling interests (3,695 million euros at December 31, 2015).

In greater detail, the changes in equity were the following:

(millions of euros)	9/30/2016
At the beginning of the period	21,333

Adjustment for errors	(84)

At the beginning of the period revised	21,249

Total comprehensive income (loss) for the period	2,166

Dividends approved by:	(192)

Telecom Italia S.p.A.	(166)

Other Group companies	(26)

Issue of equity instruments	7

Disposal of the Sofora – Telecom Argentina group	(1,582)

Other changes	(11)

At the end of the period	21,637

(1)	The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 3.62308 at September 30, 2016 and 4.25116 at December 31, 2015.

Interim Management Report at September 30, 2016	Consolidated Financial Position and Cash Flows Performance	26

CASH FLOWS

Adjusted net financial debt stood at 26,735 million euros, down 543 million euros compared to December 31, 2015 (27,278 million euros). The change was partly attributable to the deconsolidation of the net financial debt of the Sofora – Telecom Argentina group following the completion of its sale on March 8, 2016.

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt of the first nine months of 2016:

Change in adjusted net financial debt

	9 months to	9 months to
(millions of euros)	9/30/2016	9/30/2015	Change
EBITDA	5,878	5,622	256

Capital expenditures on an accrual basis	(3,107)	(3,233)	126

Change in net operating working capital:	(830)	(1,149)	319

Change in inventories	(71)	19	(90)

Change in trade receivables and net amounts due from customers on construction contracts	(31)	315	(346)

Change in trade payables (*)	(425)	(1,433)	1,008

Other changes in operating receivables/payables	(303)	(50)	(253)

Change in employee benefits	12	32	(20)

Change in operating provisions and Other changes	(45)	279	(324)

Net operating free cash flow	1,908	1,551	357

% of Revenues	13.7	10.4	3.3	pp

Sale of investments and other disposals flow	737	1,554	(817)

Share capital increases/reimbursements, including incidental costs	—	186	(186)

Financial investments flow	(11)	(35)	24

Dividends payment	(227)	(204)	(23)

Change in financial leasing contracts	(178)	(1,367)	1,189

Finance expenses, income taxes and other net non-operating requirements flow	(1,648)	(1,616)	(32)

Reduction/(Increase) in adjusted net financial debt from continuing operations	581	69	512

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	(38)	(222)	184

Reduction/(Increase) in adjusted net financial debt	543	(153)	696

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, the change in adjusted net financial debt for the first nine months of 2016 has been particularly impacted by the following:

Interim Management Report at September 30, 2016	Consolidated Financial Position and Cash Flows Performance	27

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

	9 months to 9/30/2016		9 months to 9/30/2015		Change
(millions of euros)		% of total		% of total
Domestic (*)	2,398	77.2	2,297	71.0	101

Brazil	709	22.8	930	28.8	(221)

Other Operations	—	—	6	0.2	(6)

Adjustments and eliminations	—	—	—	—	—

Consolidated Total	3,107	100.0	3,233	100.0	(126)

% of Revenues	22.3		21.7		0.6	pp

(*)	Following the change in the business mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the capital expenditure of the Domestic Business Unit for the first nine months of 2016 would have been 2,394 million euros.

Capital expenditures in the first nine months of 2016 totaled 3,107 million euros, down 126 million euros (-3.9%) on the first nine months of 2015. In the third quarter the Company continued to implement more selective capital expenditure by identifying projects with higher returns, targeted at innovation and transformation, without affecting levels of Ultra Broad Band coverage and service quality. In particular:

•	the Domestic Business Unit posted capital expenditures of 2,398 million euros, an increase of 101 million euros compared to the first nine months of 2015. The increase was entirely due to the higher capital expenditure on the development of networks and innovative platforms for next-generation services (+209 million euros), which accounted for 49% of all capital expenditure (43% in the same period of 2015);

•	the Brazil Business Unit recorded a decrease of 221 million euros (including a negative currency effect of 103 million euros) compared to the first nine months of 2015; these capital expenditures were mainly aimed at the development of the industrial infrastructure and at sales support platforms.

Change in net operating working capital

The change in net operating working capital for the first nine months of 2016 was a decrease of 830 million euros (decrease of 1,149 million euros in the first nine months of 2015). In particular:

•	the change in inventories and the management of trade receivables generated negative impacts of 71 million euros and 31 million euros, respectively;

•	the change in trade payables (-425 million euros) continued to reflect a seasonal peak in payments of bills payable;

•	other changes in operating receivables/payables (-303 million euros) included the effects of the increase in prepayments of costs related to the acquisition of Telecom Italia S.p.A. customers.

Sale of investments and other disposals flow

This was positive by 737 million euros in the first nine months of 2016 and related to the sale of the Sofora – Telecom Argentina group for 704 million euros (545 million euros representing the price and 159 million euros for the deconsolidation of the related net financial debt), with the remaining amount relating to disposals of assets as part of normal operations.

In the first nine months of 2015 it was positive by 1,554 million euros and mainly related to the proceeds of 855 million euros, already net of transaction costs, from the placement on the market of 39.97% of the share capital of Infrastrutture Wireless Italiane S.p.A. (INWIT), the proceeds of 2,414 million reais (corresponding to around 686 million euros) realized by the Brazil Business Unit from the sale of the first tranche of telecommunications towers to American Tower do Brasil and the proceeds of 9 million euros from the sale of the company SIA S.p.A..

Share capital increases/reimbursements, including incidental costs

In the first nine months of 2016, this item amounted to zero.

Interim Management Report at September 30, 2016	Consolidated Financial Position and Cash Flows Performance	28

In the first nine months of 2015, the item amounted to 186 million euros and related to the conversion option of the 1.125% unsecured equity-linked bond amounting to 2 billion euros, issued on March 26, 2015 and maturing on March 26, 2022.

Financial investments flow

In the first nine months of 2016 this item amounted to 11 million euros and mainly consisted of around 6 million euros for the payment made by INWIT S.p.A., net of the cash acquired, for the acquisition of the investments in Revi Immobili S.r.l., Gestione Immobili S.r.l. and Gestione Due S.r.l., and around 3 million euros for the subscription of the capital increase in the company Northgate held as a non-controlling interest.

In the first nine months of 2015, this item amounted to 35 million euros and mainly related to the outlay of 23 million euros for the acquisition of 50% of the share capital of the company Alfiere S.p.A., and 6 million euros for the acquisition of 100% of the share capital of the company Alfabook S.r.l..

Change in financial leasing contracts

This item, amounting to 178 million euros, essentially represents the higher value of assets under financial lease, which is partly a reflection of the associated higher financial payables posted as a result of contractual renegotiations by Telecom Italia S.p.A. in the first nine months of 2016 within the real estate transformation project and the renegotiation of the car rental agreements.

In the first nine months of 2015, this item amounted to 1,367 million euros and essentially consisted of 1,018 million euros for Telecom Italia S.p.A. and 1,207 million reais (around 343 million euros) for the Tim Brasil group. Further details are provided in the Note “Tangible assets (owned and under finance leases)” of the Condensed Consolidated Financial Statements at September 30, 2016 of the Telecom Italia Group.

Finance expenses, income taxes and other net non-operating requirements flow

The item amounted to 1,648 millions euros and mainly included the payment, during the first nine months of 2016, of net finance expenses and income taxes, as well as the change in non-operating receivables and payables.

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale

The item shows cash flow absorbed by the Sofora – Telecom Argentina group, equal to 38 million euros, before the disposal of the investment and the consequent deconsolidation of the relative net financial debt as of March 8, 2016. In the first nine months of 2015, this item amounted to a negative 222 million euros.

Interim Management Report at September 30, 2016	Consolidated Financial Position and Cash Flows Performance	29

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	9/30/2016	12/31/2015	Change
	(a)	(b)	(a-b)
Non-current financial liabilities
Bonds	20,934	19,883	1,051

Amounts due to banks, other financial payables and liabilities	8,028	8,364	(336)

Finance lease liabilities	2,401	2,271	130

	31,363	30,518	845

Current financial liabilities (*)
Bonds	3,027	3,681	(654)

Amounts due to banks, other financial payables and liabilities	2,016	2,390	(374)

Finance lease liabilities	223	153	70

	5,266	6,224	(958)

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	348	(348)

Total Gross financial debt	36,629	37,090	(461)

Non-current financial assets
Securities other than investments	(1)	(3)	2

Financial receivables and other non-current financial assets	(2,959)	(2,986)	27

	(2,960)	(2,989)	29

Current financial assets
Securities other than investments	(1,492)	(1,488)	(4)

Financial receivables and other current financial assets	(491)	(352)	(139)

Cash and cash equivalents	(4,275)	(3,559)	(716)

	(6,258)	(5,399)	(859)

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	(227)	227

Total financial assets	(9,218)	(8,615)	(603)

Net financial debt carrying amount	27,411	28,475	(1,064)

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(676)	(1,197)	521

Adjusted net financial debt	26,735	27,278	(543)

Breakdown as follows:
Total adjusted gross financial debt	34,291	34,602	(311)

Total adjusted financial assets	(7,556)	(7,324)	(232)

(*) of which current portion of medium/long-term debt:

Bonds	3,027	3,681	(654)

Amounts due to banks, other financial payables and liabilities	1,213	1,482	(269)

Finance lease liabilities	223	153	70

The financial risk management policies of the Telecom Italia Group are aimed at minimizing market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

Interim Management Report at September 30, 2016	Consolidated Financial Position and Cash Flows Performance	30

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a measure called “Adjusted net financial debt” has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the “Adjusted net financial debt” excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value Measurement from January 1, 2013) from the measurement of derivatives and related financial assets/liabilities.

Sales of receivables to factoring companies

The sales of trade receivables to factoring companies finalized in the first nine months of 2016 resulted in a positive effect on net financial debt at September 30, 2016 of 906 million euros (1,106 million euros at December 31, 2015).

Gross financial debt

Bonds

Bonds at September 30, 2016 were recognized for 23,961 million euros (23,564 million euros at December 31, 2015). Their nominal repayment amount was 23,338 million euros, up 391 million euros compared to December 31, 2015 (22,947 million euros).

Changes in bonds over the first nine months of 2016 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 750 million euros 3.625% maturing 1/19/2024	Euro	750	1/20/2016

Telecom Italia S.p.A. 1,000 million euros 3.625% maturing 5/25/2026	Euro	1,000	5/25/2016

Telecom Italia S.p.A. 1,000 million euros 3.000% maturing 9/30/2025	Euro	1,000	9/30/2016

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 663 million euros 5.125% (1)	Euro	663	1/25/2016

Telecom Italia S.p.A. 708 million euros 8.250% (2)	Euro	708	3/21/2016

Telecom Italia S.p.A. 400 million euros, Euribor 3M+ 0.79%	Euro	400	6/7/2016

(1)	Net of buybacks by the Company of 337 million euros during 2014 and 2015.
(2)	Net of buybacks by the Company of 142 million euros during 2014.

Bond Name	Outstanding nominal amount prior to the buyback (GBP)	Repurchased nominal amount (GBP)	Buyback price	Buyback date
Buybacks
Telecom Italia S.p.A. - 400 million British pounds, maturing May 2023, coupon 5.875%	400,000,000	25,000,000	111.000%	6/29/2016

With regard to the Mandatory Convertible Bond issued by Telecom Italia Finance S.A. for 1,300 million euros with mandatory conversion on maturity into Telecom Italia S.p.A. ordinary shares, on September 22, 2016 a voluntary conversion was executed for a nominal amount of 300,000 euros with respect to which 360,100 Telecom Italia S.p.A. ordinary shares were delivered.

Interim Management Report at September 30, 2016	Consolidated Financial Position and Cash Flows Performance	31

With reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at September 30, 2016, the nominal amount was equal to 200 million euros and remained unchanged compared to December 31, 2015.

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the committed credit lines available at September 30, 2016:

(billions of euros)	9/30/2016		12/31/2015
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down. The beneficial changes to the economic terms of the Revolving Credit Facilities took effect from January 4, 2016, together with the two-year extension to those facilities.

Telecom Italia also has access to:

•	a bilateral Term Loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Cassa Depositi e Prestiti expiring April 2019, for 100 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna expiring July 2017 for 200 million euros, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.75 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.1%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes “Financial liabilities (non-current and current)” in the Condensed Consolidated Financial Statements at September 30, 2016 of the Telecom Italia Group.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin amounted to 12,767 million euros at September 30, 2016, corresponding to the sum of “Cash and cash equivalents” and “Current securities other than investments”, totaling 5,767 million euros (5,047 million euros at December 31, 2015), and the committed credit lines, mentioned above, of which a total of 7,000 million euros has not been drawn down. This margin is sufficient to cover Group financial liabilities due at least for the next 24 months.

In particular:

Interim Management Report at September 30, 2016	Consolidated Financial Position and Cash Flows Performance	32

Cash and cash equivalents amounted to 4,275 million euros (3,559 million euros at December 31, 2015). The different technical forms used for the investment of liquidity as of September 30, 2016 can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•	Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 1,492 million euros (1,488 million euros at December 31, 2015): These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They include 259 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 482 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A.; 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of 12/3/2012), and 610 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group since August 2012. In addition, the Brazil Business Unit made an investment for an equivalent value of 136 million euros in a monetary fund that invests almost entirely in instruments in US dollars.

In the third quarter of 2016, adjusted net financial debt decreased by 779 million euros compared to June 30, 2016 (27,514 million euros) due to the positive performance of operations.

(millions of euros)	9/30/2016	6/30/2016	Change
	(a)	(b)	(a-b)
Net financial debt carrying amount	27,411	28,070	(659)

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(676)	(556)	(120)

Adjusted net financial debt	26,735	27,514	(779)

Breakdown as follows:
Total adjusted gross financial debt	34,291	32,920	1,371

Total adjusted financial assets	(7,556)	(5,406)	(2,150)

Interim Management Report at September 30, 2016	Consolidated Financial Position and Cash Flows Performance	33

CONSOLIDATED FINANCIAL STATEMENTS – TELECOM ITALIA GROUP

For the year 2016, Telecom Italia continues – on a voluntary basis – to prepare and publish its Interim Management Report for the first and third quarter of the year. The Interim Report at September 30, 2016 of the Telecom Italia Group includes the Condensed Consolidated Financial Statements at September 30, 2016, prepared in compliance with the IFRS issued by the IASB and endorsed by the EU and, specifically, IAS 34 Interim Reports. The Condensed Consolidated Financial Statements at September 30, 2016 have not been audited.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Consolidated Financial Statements at September 30, 2016 are the same as those adopted in the annual Consolidated Financial Statements at December 31, 2015 to which the reader is referred, except for the new standards and interpretations adopted by the Group since January 1, 2016, which however did not have any impact on the Group’s consolidated financial statements, as described in the notes to the Condensed Consolidated Financial Statements at September 30, 2016.

Within the Brazil Business Unit, Management identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic. Such incorrect accounting entries, which did not have any impact neither in terms of net financial position nor on cash and cash equivalents, resulted in the early recognition of revenues with respect to prepaid traffic not yet consumed. The comparative financial information as of December 31, 2015, as well as the third quarter of 2015 and the nine-month period ended September 30, 2015, have been therefore revised, with no material impact on the figures under comparison.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; EBITDA margin and EBIT margin; and net financial debt carrying amount and adjusted net financial debt.

Moreover, the part entitled “Business Outlook for the Year 2016” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the present Interim Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

During the first nine months of 2016, there were the following changes in the scope of consolidation:

•	Flash Fiber S.r.l. (Domestic Business Unit): established on July 28, 2016;

•	Sofora – Telecom Argentina group: classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale) was sold on March 8, 2016;

•	Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l. (Domestic Business Unit): on January 11, 2016, INWIT S.p.A. purchased 100% of these companies, which therefore entered into the Group’s scope of consolidation.

The following changes in the scope of consolidation occurred during 2015:

•	INWIT S.p.A. (Domestic Business Unit): established in January 2015;

•	Alfabook S.r.l. (Domestic Business Unit): on July 1, 2015, Telecom Italia Digital Solution S.p.A. (now merged into Olivetti S.p.A.) acquired 100% of the company, which consequently entered the Group’s scope of consolidation;

•	TIM Real Estate S.r.l. (Domestic Business Unit): established in November 2015.

Interim Management Report at September 30, 2016	Consolidated Financial Statements — Telecom Italia Group	34

Separate Consolidated Income Statements

(millions of euros)	3rd Quarter 2016	3rd Quarter 2015 Revised	9 months to 9/30/ 2016	9 months to 9/30/ 2015 Revised	Change (a-b)
			(a)	(b)	amount	%
Revenues	4,843	4,777	13,939	14,878	(939)	(6.3)

Other income	58	75	165	206	(41)	(19.9)

Total operating revenues and other income	4,901	4,852	14,104	15,084	(980)	(6.5)

Acquisition of goods and services	(1,927)	(1,968)	(5,710)	(6,340)	630	9.9

Employee benefits expenses	(752)	(728)	(2,303)	(2,433)	130	5.3

Other operating expenses	(256)	(272)	(757)	(1,160)	403	34.7

Change in inventories	32	(64)	65	(6)	71

Internally generated assets	154	163	479	477	2	0.4

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,152	1,983	5,878	5,622	256	4.6

Depreciation and amortization	(1,069)	(1,034)	(3,116)	(3,164)	48	1.5

Gains/(losses) on disposals of non-current assets	1	69	14	348	(334)	(96.0)

Impairment reversals (losses) on non-current assets	(3)	—	(8)	—	(8)	—

Operating profit (loss) (EBIT)	1,081	1,018	2,768	2,806	(38)	(1.4)

Share of losses (profits) of associates and joint ventures accounted for using the equity method	—	1	(2)	1	(3)	—

Other income (expenses) from investments	(1)	10	6	14	(8)	(57.1)

Finance income	309	442	2,321	2,023	298	14.7

Finance expenses	(674)	(930)	(2,831)	(3,993)	1,162	29.1

Profit (loss) before tax from continuing operations	715	541	2,262	851	1,411	—

Income tax expense	(210)	(196)	(699)	(391)	(308)	(78.8)

Profit (loss) from continuing operations	505	345	1,563	460	1,103	—

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	150	47	480	(433)	(90.2)

Profit (loss) for the period	505	495	1,610	940	670	71.3

Attributable to:
Owners of the Parent	477	334	1,495	367	1,128	—

Non-controlling interests	28	161	115	573	(458)	(79.9)

Interim Management Report at September 30, 2016	Consolidated Financial Statements – Telecom Italia Group	35

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following consolidated statements of comprehensive income include the Profit (loss) for the period as shown in the Separate Consolidated Income Statements and all non-owner changes in equity.

(millions of euros)			3rd Quarter 2016	3rd Quarter 2015 Revised	9 months to 9/30/2016	9 months to 9/30/2015 Revised
Profit (loss) for the period	(a	)	505	495	1,610	940

Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			—	—	(118)	56

Income tax effect			—	—	32	(15)

	(b	)	—	—	(86)	41

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—	—	—

Income tax effect			—	—	—	—

	(c	)	—	—	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c	)	—	—	(86)	41

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			11	2	87	(19)

Loss (profit) transferred to the Separate Consolidated Income Statements			(2)	18	(71)	(45)

Income tax effect			—	(2)	(4)	16

	(e	)	9	18	12	(48)

Hedging instruments:
Profit (loss) from fair value adjustments			(231)	(161)	(558)	1,007

Loss (profit) transferred to the Separate Consolidated Income Statements			67	326	312	(486)

Income tax effect			43	(47)	41	(145)

	(f	)	(121)	118	(205)	376

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(87)	(1,328)	531	(1,708)

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements			—	—	304	(1)

Income tax effect			—	—	—	—

	(g	)	(87)	(1,328)	835	(1,709)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—	—	—

Loss (profit) transferred to the Separate Consolidated Income Statements			—	—	—	—

Income tax effect			—	—	—	—

	(h	)	—	—	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h	)	(199)	(1,192)	642	(1,381)

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i	)	(199)	(1,192)	556	(1,340)

Total comprehensive income (loss) for the period	(a+k	)	306	(697)	2,166	(400)

Attributable to:
Owners of the Parent			304	(431)	2,030	(444)

Non-controlling interests			2	(266)	136	44

Interim Management Report at September 30, 2016	Consolidated Financial Statements – Telecom Italia Group	36

Consolidated Statements of Financial Position

(millions of euros)			9/30/2016 (a)	12/31/2015 Revised (b)	Change (a-b)	1/1/2015 Revised
Assets
Non-current assets
Intangible assets
Goodwill			29,548	29,383	165	29,943

Intangible assets with a finite useful life			6,733	6,480	253	6,827

			36,281	35,863	418	36,770

Tangible assets
Property, plant and equipment owned			13,233	12,659	574	12,544

Assets held under finance leases			2,358	2,208	150	843

			15,591	14,867	724	13,387

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			39	41	(2)	36

Other investments			42	45	(3)	43

Non-current financial assets			2,960	2,989	(29)	2,445

Miscellaneous receivables and other non-current assets			2,096	1,778	318	1,614

Deferred tax assets			579	853	(274)	1,118

			5,716	5,706	10	5,256

Total Non-current assets	(a	)	57,588	56,436	1,152	55,413

Current assets
Inventories			325	254	71	313

Trade and miscellaneous receivables and other current assets			5,440	5,112	328	5,617

Current income tax receivables			81	163	(82)	101

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,983	1,840	143	1,611

Cash and cash equivalents			4,275	3,559	716	4,812

			6,258	5,399	859	6,423

Current assets sub-total			12,104	10,928	1,176	12,454

Discontinued operations/Non-current assets held for sale
of a financial nature			—	227	(227)	165

of a non-financial nature			—	3,677	(3,677)	3,564

			—	3,904	(3,904)	3,729

Total Current assets	(b	)	12,104	14,832	(2,728)	16,183

Total Assets	(a+b	)	69,692	71,268	(1,576)	71,596

Interim Management Report at September 30, 2016	Consolidated Financial Statements – Telecom Italia Group	37

(millions of euros)			9/30/2016 (a)	12/31/2015 Revised (b)	Change (a-b)	1/1/2015 Revised
Equity and Liabilities
Equity
Equity attributable to Owners of the Parent			19,414	17,554	1,860	18,068

Non-controlling interests			2,223	3,695	(1,472)	3,516

Total Equity	(c	)	21,637	21,249	388	21,584

Non-current liabilities
Non-current financial liabilities			31,363	30,518	845	32,325

Employee benefits			1,537	1,420	117	1,056

Deferred tax liabilities			436	323	113	438

Provisions			643	551	92	720

Miscellaneous payables and other non-current liabilities			1,497	1,110	387	697

Total Non-current liabilities	(d	)	35,476	33,922	1,554	35,236

Current liabilities
Current financial liabilities			5,266	6,224	(958)	4,686

Trade and miscellaneous payables and other current liabilities			7,183	7,882	(699)	8,536

Current income tax payables			130	110	20	36

Current liabilities sub-total			12,579	14,216	(1,637)	13,258

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature			—	348	(348)	43

of a non-financial nature			—	1,533	(1,533)	1,475

			—	1,881	(1,881)	1,518

Total Current Liabilities	(e	)	12,579	16,097	(3,518)	14,776

Total Liabilities	(f=d+e	)	48,055	50,019	(1,964)	50,012

Total Equity and Liabilities	(c+f	)	69,692	71,268	(1,576)	71,596

Interim Management Report at September 30, 2016	Consolidated Financial Statements – Telecom Italia Group	38

Consolidated Statements of Cash Flows

(millions of euros)			9 months to 9/30/2016	9 months to 9/30/2015 Revised
Cash flows from operating activities:
Profit (loss) from continuing operations			1,563	460

Adjustments for:
Depreciation and amortization			3,116	3,164

Impairment losses (reversals) on non-current assets (including investments)			9	6

Net change in deferred tax assets and liabilities			459	128

Losses (gains) realized on disposals of non-current assets (including investments)			(15)	(359)

Share of losses (profits) of associates and joint ventures accounted for using the equity method			2	(1)

Change in employee benefits			12	32

Change in inventories			(71)	19

Change in trade receivables and net amounts due from customers on construction contracts			(31)	315

Change in trade payables			(65)	(871)

Net change in current income tax receivables/payables			85	47

Net change in miscellaneous receivables/payables and other assets/liabilities			(774)	884

Cash flows from (used in) operating activities	(a	)	4,290	3,824

Cash flows from investing activities:
Purchase of intangible assets			(1,125)	(1,210)

Purchase of tangible assets			(2,160)	(3,390)

Total purchase of intangible and tangible assets on an accrual basis			(3,285)	(4,600)

Change in amounts due for purchases of intangible and tangible assets			(180)	806

Total purchase of intangible and tangible assets on a cash basis			(3,465)	(3,794)

Acquisition of control in subsidiaries or other businesses, net of cash acquired			(6)	(5)

Acquisitions/disposals of other investments			(5)	(29)

Change in financial receivables and other financial assets			(96)	(893)

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			492	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets			33	699

Cash flows from (used in) investing activities	(b	)	(3,047)	(4,022)

Cash flows from financing activities:
Change in current financial liabilities and other			(140)	787

Proceeds from non-current financial liabilities (including current portion)			3,313	4,000

Repayments of non-current financial liabilities (including current portion)			(3,267)	(5,286)

Share capital proceeds/reimbursements (including subsidiaries)			—	186

Dividends paid			(227)	(204)

Changes in ownership interests in consolidated subsidiaries			—	855

Cash flows from (used in) financing activities	(c	)	(321)	338

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	(45)	(5)

Aggregate cash flows	(e=a+b+c+d	)	877	135

Net cash and cash equivalents at beginning of the period	(f	)	3,216	4,910

Net foreign exchange differences on net cash and cash equivalents	(g	)	182	(400)

Net cash and cash equivalents at end of the period	(h=e+f+g	)	4,275	4,645

Interim Management Report at September 30, 2016	Consolidated Financial Statements – Telecom Italia Group	39

Additional Cash Flow Information

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015 Revised
Income taxes (paid) received	(117)	(186)

Interest expense paid	(1,701)	(1,855)

Interest income received	624	699

Dividends received	7	3

Analysis of Net Cash and Cash Equivalents

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015 Revised
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,559	4,812

Bank overdrafts repayable on demand – from continuing operations	(441)	(19)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,216	4,910

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	4,275	4,534

Bank overdrafts repayable on demand – from continuing operations	—	(1)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	112

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	4,275	4,645

Interim Management Report at September 30, 2016	Consolidated Financial Statements – Telecom Italia Group	40

OTHER INFORMATION

Average salaried workforce

(equivalent number)	9 months to 9/30/2016	9 months to 9/30/2015	Change
Average salaried workforce – Italy	47,344	49,129	(1,785)

Average salaried workforce – Outside Italy	11,054	12,147	(1,093)

Total average salaried workforce (1)	58,398	61,276	(2,878)

Non-current assets held for sale - Sofora - Telecom Argentina group	3,441	15,515	(12,074)

Total average salaried workforce - including Non-current assets held for sale	61,839	76,791	(14,952)

1)	Includes employees with temp work contracts: 4 average employees in the first nine months of 2016 (2 in Italy and 2 outside Italy). In the first nine months of 2015 it included 3 average employees (2 in Italy and 1 outside Italy).

Headcount at period end

(number)	9/30/2016	12/31/2015	Change
Headcount – Italy	52,007	52,555	(548)

Headcount – Outside Italy	10,198	13,312	(3,114)

Total headcount at period end (1)	62,205	65,867	(3,662)

Non-current assets held for sale - Sofora - Telecom Argentina group	—	16,228	(16,228)

Total headcount at period end - including Non-current assets held for sale	62,205	82,095	(19,890)

1)	Includes employees with temp work contracts: 4 at 9/30/2016 and 3 at 12/31/2015.

Headcount at period end – Breakdown by Business Unit

(number)	9/30/2016	12/31/2015	Change
Domestic (*)	52,140	52,644	(504)

Brazil	9,941	13,042	(3,101)

Media	—	64	(64)

Other Operations	124	117	7

Total	62,205	65,867	(3,662)

(*)	Following the change in the business mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the headcount at the end of the period of the Domestic Business Unit would have been 52,077.

Interim Management Report at September 30, 2016	Consolidated Financial Statements – Telecom Italia Group	41

EVENTS SUBSEQUENT TO SEPTEMBER 30, 2016

For details of subsequent events see the specific Note “Events Subsequent to September 30, 2016” in the Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016.

BUSINESS OUTLOOK FOR THE YEAR 2016

As forecast in the Business Plan, and achieved in the first nine months of the year, we expected a progressive improvement in operating performance in the Domestic perimeter in 2016, which has supported the expected progressive reduction of the debt, also thanks in part to the conversion of the Mandatory Convertible Bond (contractually set for November 2016 in the amount of 1.3 billion euros).

The dynamics of commercial and business development, accompanied by the strengthening and acceleration of the efficiency and cost cutting program – without reducing the push on the levers that underpin commercial and infrastructure development – represent the foundation for a further improvement in operating performance, with the aim of achieving low single digit organic growth in EBITDA within 2016.

In detail, Telecom Italia continues in Italy its transformation and transition from traditional Telco to Digital Telco, enabler of the country’s digital life: a business model based on the development of innovative infrastructure and an excellent quality of customer service, increasingly aimed at disseminating premium services and digital content, with a distinct positioning in the market.

•	In the Domestic Mobile segment, in a competitive context where there has been a progressive cooling of the pricing lever, greater attention paid to quality and strong, continuous growth in data consumption, Telecom Italia will be focusing on the ever-greater adoption of 4G by its customers, fostered by the growing penetration of smartphones and the development of bundle offers with distinctive and converging digital content. This will enable the Company strengthen its market leadership by building customer loyalty and increasing ARPU levels.

•	In the Domestic Fixed segment, Telecom Italia expects to reduce the decline in the number of customers as from 2016, thanks to the acceleration in the dissemination of fiber, convergence and the strengthening of the positioning of services with digital content (Video, Music, Gaming and Publishing). Telecom Italia will also continue to work with Italian businesses in their digital transformation process, with its ICT and Cloud services, taking a differentiated approach depending on customer base characteristics, aiming to achieve a distinctive positioning in the vertical markets deemed to be of greatest interest.

In this still uncertain macroeconomic, political and market context, TIM Brasil has set itself the objective of defending and increasing its market share on revenues and improving its profitability (EBITDA margin), thanks to a major investment plan (in particular in 4G, where TIM is already leader today), and to a renewed commercial and competitive positioning and great attention to efficiency and cost cutting, as a structural element needed to give balance and financial sustainability to the Plan.

The whole of the Brazilian telecommunications segment (and prepaid Mobile in particular) is very exposed to this difficult macroeconomic scenario and has suffered a decline in the overall value of the market, also as a result of its substantial maturity and saturation. In this context, Oi, the fourth largest telecommunications group in Brazil, filed for bankruptcy in June, entering into receivership, with repercussions on competition and impacts on the market that are as yet uncertain.

The evolution of the Brazilian market presents and confirms a trend of constant, strong growth in data usage, with an intensity that is even greater than that recorded in the other major countries. This phenomenon goes hand-in-hand with a simultaneous reduction of voice traffic and messaging, driven by the aim of optimizing and reducing customer spending, as customers privilege use of the services offered by the OTTs as an alternative to traditional methods of using services.

Interim Management Report at September 30, 2016	Business outlook for 2016	42

MAIN RISKS AND UNCERTAINTIES

The business outlook for 2016 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

In such a scenario, risk management becomes a strategic tool for value creation. The Telecom Italia Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner within the Group companies, highlighting potential synergies between the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The main risks affecting the business activities of the Telecom Italia Group, which may impact, even significantly, the ability to achieve the pre-set objectives are presented below.

STRATEGIC RISKS

Risks related to macro economic factors

The Group’s economic and financial situation is subject to the influence of numerous macroeconomic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. The expected results may be affected, in the domestic market, by the struggling economic recovery associated with a high rate of unemployment and the consequent reduction in income available for consumption. In the Brazilian market, the expected results may be affected by the further deterioration of the macroeconomic environment, with the country currently in economic recession, and the accompanying deterioration in operating conditions. These factors mean that the possibility of consequent goodwill impairment losses cannot be ruled out.

In addition, the Telecom Italia Group is currently undertaking projects and transactions, including corporate and extraordinary transactions, whose feasibility and completion could be affected by factors outside the control of management, such as political and regulatory factors, currency exchange restrictions, bureaucratic regulations etc. As a result, the financial outcomes of these project and transactions may differ, even significantly, from expectations.

Risks related to competition

The telecommunications market is characterized by strong competition that may reduce our share in the geographical areas we operate in as well as lower prices and margins. Competition is focused, on one hand, on innovative products and services and, on other hand, on the price of traditional services. In addition, in the area of infrastructure competition, the growth of alternative operators could represent a threat for Telecom Italia, particularly in the years of the plan after 2016 and also beyond the Plan period. In the Brazilian market the trend in the telecommunications industry is changing rapidly, amplifying the deterioration in the macroeconomic environment. The competition risk consists of the increased acceleration in the process of replacement of traditional services with innovative services, and the downsizing of consumption by customers (e.g. reduction in multi-SIM customers). In this scenario, the Tim Brasil group may be further impacted in the short term to a greater extent than its main competitors, due to the higher proportion of customers with prepaid services, which are more affected by the current macroeconomic situation.

OPERATIONAL RISKS

Operational risks inherent in our business relate to possible inadequacies in internal processes, external factors, frauds, employee errors, errors in properly documenting transactions, loss of critical or commercially sensitive data and failures in systems and/or network platforms.

Interim Management Report at September 30, 2016	Main risks and uncertainties	43

Risks related to business continuity

The Group’s success depends heavily on the ability to deliver the services we provide through the IT infrastructure and network on a continuous and uninterrupted basis. The infrastructure is susceptible to interruptions due to failures of information and communication technologies, lack of electricity, floods, storms and human errors. Unexpected problems in installations, system failures, hardware and software failures, computer viruses or cyber attacks could affect the quality of services and cause service interruptions. Each of these events could result in a reduction in traffic and a reduction in revenues and/or in an increase of restoration costs, with an adverse impact on the level of customer satisfaction and number of customers, as well as our reputation.

Risks related to the development of fixed and mobile networks

To maintain and expand the Group’s customer portfolio in each of the markets in which it operates, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize the terminations to protect the Company’s revenues from erosion. The maintenance and improvement of existing installations depend on our ability to:

•	upgrade the capabilities of the networks to provide customers with services that are closer to their needs; in the regard the Group may be engaged in the participation in tenders for broadcasting frequencies whose outcomes, in terms of financial requirements, may differ, even significantly, from expectations;

•	increase the geographical coverage of innovative services;

•	upgrade the structure of the systems and the networks to adapt it to new technologies.

Risks of internal/external fraud

The Group has adopted an organizational model to prevent fraud. However, the implementation of this model cannot ensure the total mitigation of the risk. Dishonest activities and illegal acts committed by people inside and outside the organization could adversely affect the Company’s operating results, financial position and image.

Risks related to disputes and litigation

The Group has to deal with disputes and litigation with tax authorities, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect, which may even be significant, on its operating results, financial position and cash flows.

FINANCIAL RISKS

The Telecom Italia Group may be exposed to financial risks such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the Group companies. The result of the “Brexit” referendum in the United Kingdom increases the probability of systemic risk. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, Telecom Italia Group has established guidelines, at central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the Group aims to maintain an “adequate level of financial flexibility”, in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12 - 18 months.

Interim Management Report at September 30, 2016	Main risks and uncertainties	44

REGULATORY AND COMPLIANCE RISKS

Regulatory risks

The telecommunications industry is highly regulated. In this context, new decisions by the regulator and changes in the regulatory environment may affect the expected results of the Group. More specifically, the elements which introduce uncertainty are:

•	lack of predictability in the timing of the introduction and consequent results of new processes;

•	decisions with retroactive effect (i.e. revision of prices relating to prior years as a result of an administrative judgment) with potential impact on the timing of return on investment;

•	decisions that can influence the technological choices made and to be made, with potential impact on the timing of return on investment.

Telecom Italia is currently implementing the project, launched in 2015, to further improve the guarantees for equal treatment of retail and wholesale customers. This project is aimed at improving both the equivalence model and the tools used to assess the process of providing wholesale services. The project and the related implementation roadmap were approved by the Board of Directors of Telecom Italia on November 5, 2015. The risk is associated with the assessment of the effectiveness of Telecom Italia’s project by the designated organizations (AGCom and AGCM). The positive assessment of the implementation of the equivalence project is a necessary condition for the termination of the A428 proceedings for failure to provide services, with consequent removal of the associated sanction risk.

Compliance risks

The Telecom Italia Group may be exposed to risks of non-compliance due to non-observance/ breach of internal (self-regulation such as, for example, bylaws, code of ethics) and external rules (laws and regulations), with consequent judicial or administrative penalties, financial losses or reputational damage.

The Group aims to ensure that processes, procedures, systems and corporate conduct comply with legal requirements. The risk is associated with potential time lags in making the processes compliant when non-conformity has been identified.

Interim Management Report at September 30, 2016	Main risks and uncertainties	45

CORPORATE BOARDS AT SEPTEMBER 30, 2016

BOARD OF DIRECTORS

The shareholders’ meeting held on April 16, 2014 appointed the Board of Directors of the Company for the three years 2014-2016, until the approval of the financial statements for the year ended December 31, 2016, to be composed of 13 directors. The same shareholders’ meeting also appointed Giuseppe Recchi as Chairman of the Company’s Board of Directors.

Subsequently, the Shareholders’ Meeting of December 15, 2015 resolved to increase the number of members of the Board of Directors from 13 to 17, appointing four new directors (Arnaud Roy de Puyfontaine, Stéphane Roussel, Hervé Philippe and Félicité Herzog), with the same term in office as the existing directors.

The Chief Executive Officer, Marco Patuano, (who had been appointed on April 18, 2014) resigned with effect from March 22, 2016. On March 30, 2016, the Board of Directors appointed Flavio Cattaneo, already a board director of the Company, to replace him as Chief Executive Officer.

On April 27, 2016, the Board of Directors appointed the director Arnaud de Puyfontaine as Vice Chairman of the Company, without assigning him any delegated powers.

As a result, the Board of Directors of the Company at September 30, 2016 was composed as follows:

Chairman	Giuseppe Recchi

Deputy Chairman	Arnaud Roy de Puyfontaine

Chief Executive Officer	Flavio Cattaneo

Directors

Tarak Ben Ammar

Davide Benello (Lead Independent Director)

Lucia Calvosa (independent)

Laura Cioli (independent)

Francesca Cornelli (independent)

Jean Paul Fitoussi

Giorgina Gallo (independent)

Félicité Herzog (independent)

Denise Kingsmill (independent)

Luca Marzotto (independent)

Hervé Philippe

Stéphane Roussel

Giorgio Valerio (independent)

The General Counsel and Secretary of the Board of Directors, Antonino Cusimano, left the Telecom Italia Group at the end of September 2016.

All the Board of Directors’ members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Via G. Negri 1.

The following board committees were in place at September 30, 2016:

•	Control and Risk Committee: composed of the Directors: Lucia Calvosa (Chair appointed in the meeting of May 8, 2014), Laura Cioli, Francesca Cornelli, Giorgina Gallo, and Félicité Herzog (appointed by the Board of Directors on February 15, 2016, which also decided to increase the number of members of the committee from 5 to 6) and Giorgio Valerio;

•	Nomination and Remuneration Committee: composed of the Directors: Davide Benello (Chair appointed in the meeting of May 9, 2014), Luca Marzotto, Arnaud de Puyfontaine and Stéphane Roussel (appointed on February 15, 2016 by the Board of Directors, which accepted the resignation of Jean Paul Fitoussi and decided to increase the number of members of the committee from 4 to 5), and Giorgio Valerio (appointed on June 20, 2016 by the Board of Directors, to replace the director Denise Kingsmill, who resigned on June 15, 2016);

•	Strategy Committee: composed of the Chairman of the Board of Directors, Giuseppe Recchi, the Chief Executive Officer, Flavio Cattaneo, and the Deputy Chairman, Arnaud de Puyfontaine (who was appointed Chairman of the Committee in the meeting of September 30, 2016), and the Directors Davide Benello and Laura Cioli.

Interim Management Report at September 30, 2016	Corporate Boards at September 30, 2016	46

BOARD OF STATUTORY AUDITORS

The ordinary shareholders’ meeting of May 20, 2015 appointed the Company’s Board of Statutory Auditors with a term up to the approval of the 2017 financial statements.

The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Roberto Capone

Acting Auditors	Vincenzo Cariello
Paola Maiorana
Gianluca Ponzellini
Ugo Rock

Alternate Auditors	Francesco Di Carlo
Gabriella Chersicla
Piera Vitali
Riccardo Schioppo

INDEPENDENT AUDITORS

The shareholders’ meeting held on April 29, 2010 appointed the audit firm PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

At the meeting of April 18, 2014, the Board of Directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing Telecom Italia’s financial reports.

Interim Management Report at September 30, 2016	Corporate Boards at September 30, 2016	47

MACRO-ORGANIZATION CHART AT SEPTEMBER 30, 2016

Interim Management Report at September 30, 2016	Macro-Organization Chart at September 30, 2016	48

INFORMATION FOR INVESTORS

The Group attaches great importance to the quality of the information on its activities provided to the financial markets, investors and all its stakeholders. Subject to the requirements of confidentiality dictated by the running of the business and statutory obligations, this communication takes place in full compliance with the criteria of transparency, fairness, clarity, timeliness and equality of access. The Company has also established specific communication channels for shareholders, bondholders and other stakeholders who are interested in obtaining financial and non-financial information on the Group.

TELECOM ITALIA S.P.A. SHARE CAPITAL AT SEPTEMBER 30, 2016

Share capital	10,740,434,963.50 euros

Number of ordinary shares (without nominal value)	13,500,271,871

Number of savings shares (without nominal value)	6,027,791,699

Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014

Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	126,082,374

Percentage of ordinary treasury shares held by the Group to total share capital	0.84%

Market capitalization (based on September 2016 average prices)	14,154 million euros

Regarding the trading of shares issued by Group companies on regulated markets, the ordinary and savings shares of Telecom Italia S.p.A. are listed in Italy (FTSE index), as well as the ordinary shares of INWIT S.p.A., whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index).

The ordinary and savings shares of Telecom Italia S.p.A., and the ordinary shares of Tim Participações S.A. are also listed on the NYSE (New York Stock Exchange); trading occurs through ADS (American Depositary Shares) that respectively represent 10 ordinary shares and 10 savings shares of Telecom Italia S.p.A. and 5 ordinary shares of Tim Participações S.A..

SHAREHOLDERS

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at September 30, 2016, supplemented by communications received and other available sources of information (ordinary shares):

With effect from June 17, 2015, the shareholder agreement in place between the shareholders of Telco S.p.A. was dissolved, as disclosed by public notices in accordance with the applicable regulations. As a result, there are no longer any significant shareholder agreements for Telecom Italia pursuant to Article 122 of Italian Legislative Decree 58/1998.

Interim Management Report at September 30, 2016	Information for Investors	49

MAJOR HOLDINGS IN SHARE CAPITAL

At September 30, 2016, taking into account the results in the Shareholders Book, communications sent to Consob and the Company pursuant to Article 120 of Italian Legislative Decree 58 dated February 24, 1998, and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are as follows:

Holder	Type of ownership	Percentage of ownership
Vivendi S.A.	Direct	24.68%

On March 19, 2016, Blackrock Inc. notified Consob that, as an asset management company, it indirectly held a quantity of ordinary shares equal to 3.69% of the total ordinary shares of Telecom Italia S.p.A. at September 30, 2016.

BlackRock Inc. also reported the reduction in that holding to 3.38% on October 21, 2016.

COMMON REPRESENTATIVES

•	The special meeting of the savings shareholders held on June 16, 2016 renewed the appointment of Dario Trevisan as the common representative for three financial years, up to the approval of the financial statements for the year ended December 31, 2018.

•	By decree of April 11, 2014, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by decree of March 7, 2011) as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired”, with a mandate for the three-year period 2014-2016.

•	By decree of June 12, 2015, the Milan Court appointed Monica Iacoviello as the common representative of the bondholders for the “Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent Notes due 2019” up to the approval of the 2017 Annual Report.

RATING AT SEPTEMBER 30, 2016

At September 30, 2016, the three rating agencies — Standard & Poor’s, Moody’s and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

WAIVER OF THE OBLIGATION TO PUBLISH DISCLOSURE DOCUMENTS FOR EXTRAORDINARY OPERATIONS

On January 17, 2013, the Board of Directors of Telecom Italia S.p.A. resolved to exercise the option, as per article 70 (8) and article 71 (1 bis) of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

Interim Management Report at September 30, 2016	Information for Investors	50

SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of significant non-recurring events and transactions on the results of the Telecom Italia Group is reported below.

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015
Acquisition of goods and services:
Sundry expenses	—	(6)

Employee benefits expenses:
Expenses related to restructuring and rationalization	(128)	(48)

Other operating expenses:
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	(25)	(400)

Change in inventories	—	(6)

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(153)	(460)

Gains (losses) on non-current assets:
Gains on disposals of non-current assets	9	336

Impact on EBIT – Operating profit (loss)	(144)	(124)

Other income (expenses) from investments:
Income and gains on disposals of other investments	—	11

Finance expenses:
Interest expenses and miscellaneous finance expenses	(18)	(18)

Impact on profit (loss) before tax from continuing operations	(162)	(131)

Effect on income taxes on non-recurring items	48	25

Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	(12)	—

Impact on profit (loss) for the period	(126)	(106)

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In the first nine months of 2016, the Telecom Italia Group did not perform any atypical and/or unusual transactions, as defined by Consob Communication DEM/6064293 of July 28, 2006.

Interim Management Report at September 30, 2016	Significant non-recurring events and transactions	51

ALTERNATIVE PERFORMANCE MEASURES

In this Interim Report at September 30, 2016 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and financial condition. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

Telecom Italia believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). This method of presenting information is also used in presentations to analysts and investors. This Interim Report provides a reconciliation between the “accounting or reported” figure and the “organic” figure.

•	EBITDA margin and EBIT margin: Telecom Italia believes that these margins represent useful indicators of the Group’s ability, as a whole and at Business Unit level, to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted, respectively, into EBITDA and EBIT. Such indicators are used by Telecom Italia in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

•	Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. This Interim Report includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

To better represent the real performance of Net Financial Debt, in addition to the usual indicator (called “Net financial debt carrying amount”), “Adjusted net financial debt” is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

Interim Management Report at September 30, 2016	Alternative Performance Measures	52

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

Interim Management Report at September 30, 2016	Alternative Performance Measures	53

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Assets

(millions of euros)			note	9/30/2016	12/31/2015 Revised	1/1/2015 Revised
Non-current assets
Intangible assets
Goodwill			4)	29,548	29,383	29,943

Intangible assets with a finite useful life			5)	6,733	6,480	6,827

				36,281	35,863	36,770

Tangible assets			6)
Property, plant and equipment owned				13,233	12,659	12,544

Assets held under finance leases				2,358	2,208	843

				15,591	14,867	13,387

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method				39	41	36

Other investments				42	45	43

Non-current financial assets				2,960	2,989	2,445

Miscellaneous receivables and other non-current assets				2,096	1,778	1,614

Deferred tax assets				579	853	1,118

				5,716	5,706	5,256

Total Non-current assets	(a	)		57,588	56,436	55,413

Current assets
Inventories				325	254	313

Trade and miscellaneous receivables and other current assets				5,440	5,112	5,617

Current income tax receivables				81	163	101

Current financial assets
Securities other than investments, financial receivables and other current financial assets				1,983	1,840	1,611

Cash and cash equivalents				4,275	3,559	4,812

				6,258	5,399	6,423

Current assets sub-total				12,104	10,928	12,454

Discontinued operations/Non-current assets held for sale			7)
of a financial nature				—	227	165

of a non-financial nature				—	3,677	3,564

				—	3,904	3,729

Total Current assets	(b	)		12,104	14,832	16,183

Total Assets	(a+b	)		69,692	71,268	71,596

Telecom Italia Group	Consolidated Statements of Financial Position
Condensed Consolidated Financial Statements		56
at September 30, 2016

Equity and Liabilities

(millions of euros)			note	9/30/2016	12/31/2015 Revised	1/1/2015 Revised
Equity			8)
Share capital issued				10,740	10,740	10,723

less: Treasury shares				(90)	(90)	(89)

Share capital				10,650	10,650	10,634

Additional Paid-in capital				1,731	1,731	1,725

Other reserves and retained earnings (accumulated losses), including profit (loss) for the period				7,033	5,173	5,709

Equity attributable to Owners of the Parent				19,414	17,554	18,068

Non-controlling interests				2,223	3,695	3,516

Total Equity	(c	)		21,637	21,249	21,584

Non-current liabilities
Non-current financial liabilities			9)	31,363	30,518	32,325

Employee benefits				1,537	1,420	1,056

Deferred tax liabilities				436	323	438

Provisions				643	551	720

Miscellaneous payables and other non-current liabilities				1,497	1,110	697

Total Non-current liabilities	(d	)		35,476	33,922	35,236

Current liabilities
Current financial liabilities			9)	5,266	6,224	4,686

Trade and miscellaneous payables and other current liabilities				7,183	7,882	8,536

Current income tax payables				130	110	36

Current liabilities sub-total				12,579	14,216	13,258

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			7)
of a financial nature				—	348	43

of a non-financial nature				—	1,533	1,475

				—	1,881	1,518

Total Current Liabilities	(e	)		12,579	16,097	14,776

Total Liabilities	(f=d+e	)		48,055	50,019	50,012

Total Equity and Liabilities	(c+f	)		69,692	71,268	71,596

Telecom Italia Group	Consolidated Statements of Financial Position
Condensed Consolidated Financial Statements		57
at September 30, 2016

SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	note	3rd Quarter 2016	3rd Quarter 2015 Revised	9 months to 9/30/2016	9 months to 9/30/2015 Revised
Revenues		4,843	4,777	13,939	14,878

Other income		58	75	165	206

Total operating revenues and other income		4,901	4,852	14,104	15,084

Acquisition of goods and services		(1,927)	(1,968)	(5,710)	(6,340)

Employee benefits expenses		(752)	(728)	(2,303)	(2,433)

Other operating expenses		(256)	(272)	(757)	(1,160)

Change in inventories		32	(64)	65	(6)

Internally generated assets		154	163	479	477

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		2,152	1,983	5,878	5,622

Depreciation and amortization		(1,069)	(1,034)	(3,116)	(3,164)

Gains/(losses) on disposals of non-current assets		1	69	14	348

Impairment reversals (losses) on non-current assets		(3)	—	(8)	—

Operating profit (loss) (EBIT)		1,081	1,018	2,768	2,806

Share of losses (profits) of associates and joint ventures accounted for using the equity method		—	1	(2)	1

Other income (expenses) from investments		(1)	10	6	14

Finance income		309	442	2,321	2,023

Finance expenses		(674)	(930)	(2,831)	(3,993)

Profit (loss) before tax from continuing operations		715	541	2,262	851

Income tax expense		(210)	(196)	(699)	(391)

Profit (loss) from continuing operations		505	345	1,563	460

Profit (loss) from Discontinued operations/Non-current assets held for sale	7)	—	150	47	480

Profit (loss) for the period		505	495	1,610	940

Attributable to:
Owners of the Parent		477	334	1,495	367

Non-controlling interests		28	161	115	573

(euros)	9 months to 9/30/2016	9 months to 9/30/2015 Revised
Earnings per share:
Earnings per share (Basic)
Ordinary Share	0.07	0.01

Savings Share	0.08	0.02

of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share	0.07	0.01

Savings Share	0.08	0.02

Earnings per share (Diluted)
Ordinary Share	0.05	0.01

Savings Share	0.06	0.02

of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share	0.05	0.01

Savings Share	0.06	0.02

Telecom Italia Group	Separate Consolidated Income Statements
Condensed Consolidated Financial Statements		58
at September 30, 2016

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Note 8

(millions of euros)			3rd Quarter 2016	3rd Quarter 2015 Revised	9 months to 9/30/2016	9 months to 9/30/2015 Revised
Profit (loss) for the period	(a	)	505	495	1,610	940

Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			—	—	(118)	56

Income tax effect			—	—	32	(15)

	(b	)	—	—	(86)	41

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—	—	—

Income tax effect			—	—	—	—

	(c	)	—	—	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c	)	—	—	(86)	41

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			11	2	87	(19)

Loss (profit) transferred to the Separate Consolidated Income Statements			(2)	18	(71)	(45)

Income tax effect			—	(2)	(4)	16

	(e	)	9	18	12	(48)

Hedging instruments:
Profit (loss) from fair value adjustments			(231)	(161)	(558)	1,007

Loss (profit) transferred to the Separate Consolidated Income Statements			67	326	312	(486)

Income tax effect			43	(47)	41	(145)

	(f	)	(121)	118	(205)	376

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(87)	(1,328)	531	(1,708)

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements			—	—	304	(1)

Income tax effect			—	—	—	—

	(g	)	(87)	(1,328)	835	(1,709)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—	—	—

Loss (profit) transferred to the Separate Consolidated Income Statements			—	—	—	—

Income tax effect			—	—	—	—

	(h	)	—	—	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h	)	(199)	(1,192)	642	(1,381)

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i	)	(199)	(1,192)	556	(1,340)

Total comprehensive income (loss) for the period	(a+k	)	306	(697)	2,166	(400)

Attributable to:
Owners of the Parent			304	(431)	2,030	(444)

Non-controlling interests			2	(266)	136	44

Telecom Italia Group	Consolidated Statements of Comprehensive Income
Condensed Consolidated Financial Statements		59
at September 30, 2016

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Changes from January 1, 2015 to September 30, 2015

			Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional Paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non- controlling interests	Total equity
Balance at December 31, 2014	10,634	1,725	75	(637)	(350)	(96)	—	6,794	18,145	3,554	21,699

Revised for errors					28			(105)	(77)	(38)	(115)

Adjusted Balance at December 31, 2014	10,634	1,725	75	(637)	(322)	(96)	—	6,689	18,068	3,516	21,584

Changes in equity during the period:
Dividends approved								(166)	(166)	(84)	(250)

Total comprehensive income (loss) for the period			(48)	376	(1,180)	41		367	(444)	44	(400)

Inwit – effect of sale of the non-controlling interest								279	279	560	839

Merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A.	7	6						(39)	(26)	17	(9)

Convertible bond issue maturing 2022 – equity component								186	186		186

Issue of equity instruments	9							9	18		18

Other changes								(5)	(5)	(5)	(10)

Balance at September 30, 2015	10,650	1,731	27	(261)	(1,502)	(55)	—	7,320	17,910	4,048	21,958

Changes from January 1, 2016 to September 30, 2016 Note 8

			Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional Paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non- controlling interests	Total equity
Balance at December 31, 2015	10,650	1,731	32	(249)	(1,459)	(87)	—	6,992	17,610	3,723	21,333

Revised for errors					46			(102)	(56)	(28)	(84)

Adjusted Balance at December 31, 2015	10,650	1,731	32	(249)	(1,413)	(87)	—	6,890	17,554	3,695	21,249

Changes in equity during the period:
Dividends approved								(166)	(166)	(26)	(192)

Total comprehensive income (loss) for the period			12	(205)	814	(86)		1,495	2,030	136	2,166

Disposal of the Sofora – Telecom Argentina group									—	(1,582)	(1,582)

Issue of equity instruments								7	7		7

Other changes								(11)	(11)		(11)

Balance at September 30, 2016	10,650	1,731	44	(454)	(599)	(173)	—	8,215	19,414	2,223	21,637

Telecom Italia Group Condensed Consolidated Financial Statements
at September 30, 2016	Consolidated Statements of Changes in Equity	60

CONSOLIDATED STATEMENTS OF CASH FLOWS

Consolidated Statements of Cash Flows

(millions of euros)			note	9 months to 9/30/2016	9 months to 9/30/2015 Revised
Cash flows from operating activities:
Profit (loss) from continuing operations				1,563	460

Adjustments for:
Depreciation and amortization				3,116	3,164

Impairment losses (reversals) on non-current assets (including investments)				9	6

Net change in deferred tax assets and liabilities				459	128

Losses (gains) realized on disposals of non-current assets (including investments)				(15)	(359)

Share of losses (profits) of associates and joint ventures accounted for using the equity method				2	(1)

Change in employee benefits				12	32

Change in inventories				(71)	19

Change in trade receivables and net amounts due from customers on construction contracts				(31)	315

Change in trade payables				(65)	(871)

Net change in current income tax receivables/payables				85	47

Net change in miscellaneous receivables/payables and other assets/liabilities				(774)	884

Cash flows from (used in) operating activities	(a	)		4,290	3,824

Cash flows from investing activities:

Purchase of intangible assets			5)	(1,125)	(1,210)

Purchase of tangible assets			6)	(2,160)	(3,390)

Total purchase of intangible and tangible assets on an accrual basis				(3,285)	(4,600)

Change in amounts due for purchases of intangible and tangible assets				(180)	806

Total purchase of intangible and tangible assets on a cash basis				(3,465)	(3,794)

Acquisition of control in subsidiaries or other businesses, net of cash acquired				(6)	(5)

Acquisitions/disposals of other investments				(5)	(29)

Change in financial receivables and other financial assets				(96)	(893)

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of				492	—

Proceeds from sale/repayment of intangible, tangible and other non-current assets				33	699

Cash flows from (used in) investing activities	(b	)		(3,047)	(4,022)

Cash flows from financing activities:
Change in current financial liabilities and other				(140)	787

Proceeds from non-current financial liabilities (including current portion)				3,313	4,000

Repayments of non-current financial liabilities (including current portion)				(3,267)	(5,286)

Share capital proceeds/reimbursements (including subsidiaries)				—	186

Dividends paid				(227)	(204)

Changes in ownership interests in consolidated subsidiaries				—	855

Cash flows from (used in) financing activities	(c	)		(321)	338

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	7)	(45)	(5)

Aggregate cash flows	(e=a+b+c+d	)		877	135

Net cash and cash equivalents at beginning of the period	(f	)		3,216	4,910

Net foreign exchange differences on net cash and cash equivalents	(g	)		182	(400)

Net cash and cash equivalents at end of the period	(h=e+f+g	)		4,275	4,645

Additional Cash Flow Information

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015 Revised
Income taxes (paid) received	(117)	(186)

Interest expense paid	(1,701)	(1,855)

Interest income received	624	699

Dividends received	7	3

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Consolidated Statements of Cash Flows	61

Analysis of Net Cash and Cash Equivalents

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015 Revised
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,559	4,812

Bank overdrafts repayable on demand – from continuing operations	(441)	(19)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,216	4,910

Net cash and cash equivalents at end of the period

Cash and cash equivalents - from continuing operations	4,275	4,534

Bank overdrafts repayable on demand – from continuing operations	—	(1)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	112

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	4,275	4,645

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Consolidated Statements of Cash Flows	62

NOTE 1

FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”. Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy. The registered offices of the Parent, Telecom Italia, are located in Milan, Italy at Via Gaetano Negri 1. The duration of Telecom Italia S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The Telecom Italia Group condensed consolidated financial statements at September 30, 2016 have been prepared on a going concern basis (further details are provided in the Note “Accounting policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy.

In particular, the Telecom Italia Group condensed consolidated financial statements at September 30, 2016 have been prepared in accordance with IAS 34 (Interim Financial Reporting) and, as permitted by this standard, do not include all the information that would be required in annual financial statements; accordingly, these financial statements should be read together with the 2015 Telecom Italia Group consolidated financial statements.

For purposes of comparison, the consolidated statements of financial position at December 31, 2015, the separate consolidated income statements and the consolidated statements of comprehensive income for the third quarter of 2015 and the first nine months of 2015, have been presented as well as the consolidated statements of cash flows and the consolidated statements of changes in equity for the first nine months of 2015.

The Telecom Italia Group condensed consolidated financial statements at September 30, 2016 are expressed in euro (rounded to the nearest million unless otherwise indicated).

Publication of the Telecom Italia Group condensed consolidated financial statements at September 30, 2016 was approved by resolution of the Board of Directors’ meeting held on November 4, 2016.

THE CORRECTION OF ERRORS

Within the Brazil Business Unit, Tim Brasil’s Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic.

Such incorrect accounting entries, which were attributable to the business model used in Brazil for recognizing prepaid traffic revenues in non-recent years, resulted in the early recognition of revenues and consequently the underestimation of deferred revenue liabilities for prepaid traffic not yet consumed. The incorrect accounting entries did not have any impact neither in terms of net financial position nor on cash and cash equivalents.

In assessing the level of significance of the error for the purposes of the related financial statement presentation in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), Management also considered US accounting standards and related guidance.

In particular, this analysis indicated that the impact of the error was not material with respect to consolidated results of operations for each of the years ended December 31, 2015, 2014 and 2013 but the correction of the cumulative error as of December 31, 2015 would have a material impact on full-year consolidated results of operations for 2016, if entirely recognized at charge of such year.

In light of the above and for the purposes of Interim Report as of September 30, 2016, the Company’s Management decided to revise the comparative financial information as of December 31, 2015 as well as that for the third quarter of 2015 and for the nine-month period ended September 30, 2015, segment reporting included. In accordance with IAS 1 and IAS 8, the revised consolidated statement of financial position as of January 1, 2015 is also presented.

Telecom Italia Group	Note 1 Form, content and other general information
Condensed Consolidated Financial Statements at September 30, 2016		63

Impacts of correction of errors are detailed below:

Separate Consolidated Income Statements

(millions of euros)	9 months to 9/30/2015 Historical (a)	Adjustments (b)	9 months to 9/30/2015 Revised (a+b)
Revenues	14,875	3	14,878

Acquisition of goods and services	(6,343)	3	(6,340)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,616	6	5,622

Operating profit (loss) (EBIT)	2,800	6	2,806

Finance income	2,020	3	2,023

Profit (loss) before tax from continuing operations	842	9	851

Income tax expense	(389)	(2)	(391)

Profit (loss) from continuing operations	453	7	460

Profit (loss) for the period	933	7	940

Attributable to:
Owners of the Parent	362	5	367

Non-controlling interests	571	2	573

Earnings per share

The correction of errors did not have any impact on the calculation of the Basic and Diluted Earnings Per Share.

Consolidated Statements of Comprehensive Income

(millions of euros)	9 months to 9/30/2015 Historical (a)	Adjustments (b)	9 months to 9/30/2015 Revised (a+b)
Profit (loss) for the period	933	7	940

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations	(1,739)	31	(1,708)

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements	(1)		(1)

Income tax effect	—		—

Total comprehensive income (loss) for the period	(438)	38	(400)

Attributable to:
Owners of the Parent	(469)	25	(444)

Non-controlling interests	31	13	44

The economic effects related to the third quarter of 2015 are of low impact and thus have not been detailed.

Telecom Italia Group	Note 1 Form, content and other general information
Condensed Consolidated Financial Statements at September 30, 2016		64

Consolidated Statements of Financial Position

(millions of euros)	12/31/2015 Historical (a)	Adjustments (b)	12/31/2015 Revised (a+b)	1/1/2015 Historical (c)	Adjustments (d)	1/1/2015 Revised (c+d)
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	1,744	34	1,778	1,571	43	1,614

Current assets
Trade and miscellaneous receivables and other current assets	5,110	2	5,112	5,615	2	5,617

Total Assets	71,232	36	71,268	71,551	45	71,596

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	17,610	(56)	17,554	18,145	(77)	18,068

Non-controlling interests	3,723	(28)	3,695	3,554	(38)	3,516

Total Equity	21,333	(84)	21,249	21,699	(115)	21,584

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,762	120	7,882	8,376	160	8,536

Total Equity and Liabilities	71,232	36	71,268	71,551	45	71,596

The increase in the item “Trade and miscellaneous payables and other current liabilities” was mainly attributable to the higher liability for prepaid traffic not yet used recorded to correct the error resulting from the early recognition of that traffic within revenues. In addition, the related changes in indirect and direct taxes have been taken into account and costs for commissions and associated liabilities have also been recalculated.

Consolidated Statements of Cash Flows

The correction of errors did not have any impact on the “Aggregate cash flows” of the Telecom Italia Group Consolidated Statements of Cash Flows and, in particular, on the “Cash flows from (used in) operating activities”.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•	the separate consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with Telecom Italia Group’s industrial sector.

In addition to EBIT or Operating profit (loss), the separate consolidated income statements include the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level).

Telecom Italia Group	Note 1 Form, content and other general information
Condensed Consolidated Financial Statements at September 30, 2016		65

EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses

-	Finance income

+/-	Other expenses (income) from investments

+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets

+/-	Losses (gains) on disposals of non-current assets

+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	the consolidated statements of comprehensive income include the profit or loss for the period as shown in the separate consolidated income statements and all other non-owner changes in equity;

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

SEGMENT REPORTING

An operating segment is a component of an entity:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for the Telecom Italia Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical location for the telecommunications business (Domestic and Brazil).

The Sofora - Telecom Argentina group, which was sold on March 8, 2016, has been recognized under Discontinued operations.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the Telecom Italia Group are as follows:

•	Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), the operations of Olivetti (products and services for Information Technology), as well as INWIT S.p.A. (a company operating in the electronic communications infrastructure business) and the units supporting the Domestic sector.

Following the change in Persidera’s business mission, the Media Business Unit was incorporated into the Domestic Business Unit as of January 1, 2016. See the section “Financial and Operating Highlights of the Business Units of the Telecom Italia Group – Domestic Business Unit” of the Interim Management Report for more details;

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Other Operations: include finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Telecom Italia Group	Note 1 Form, content and other general information
Condensed Consolidated Financial Statements at September 30, 2016		66

NOTE 2

ACCOUNTING POLICIES

GOING CONCERN

The condensed consolidated financial statements at September 30, 2016 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

In particular, the following factors have been taken into consideration:

•	the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

•	changes in the general macroeconomic situation in the Italian, European and Brazilian markets, as well as the volatility of financial markets in the Eurozone also as a result of the “Brexit” referendum in the United Kingdom;

•	variations in business conditions, also related to competition;

•	changes to laws and regulations (price and rate variations);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

•	the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity, described in the 2015 consolidated financial statements in the paragraph devoted to the “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk) as described in the Note “Financial risk management” in the annual consolidated financial statements at December 31, 2015.

Based on these factors, the Management believes that, at the present time, there are no elements of uncertainty regarding the Group’s ability to continue as a going concern.

ACCOUNTING POLICIES AND PRINCIPLES OF CONSOLIDATION

The accounting policies and principles of consolidation adopted in the preparation of the condensed consolidated financial statements at September 30, 2016 have been applied on a basis consistent with those used for the annual consolidated financial statements at December 31, 2015, to which reference should be made, except for:

•	the use of the new standards and interpretations adopted by the Group since January 1, 2016, hereinafter described;

•	the changes required because of the nature of interim financial reporting.

Furthermore, in the condensed consolidated financial statements at September 30, 2016, the income tax expense for the first nine months of the individual consolidated companies is calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified as an adjustment to “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 2
at September 30, 2016	Accounting policies	67

USE OF ESTIMATES

The preparation of the condensed consolidated financial statements at September 30, 2016 and related disclosure requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the period. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

With regard to the most important accounting estimates, please refer to those illustrated in the annual consolidated financial statements at December 31, 2015.

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EU AND IN FORCE FROM JANUARY 1, 2016

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following is a brief description of the IFRS in force from January 1, 2016.

•	Amendments to IFRS 11 (Joint Arrangements): Accounting for acquisitions of interests in joint operations

On November 24, 2015, Regulation EC 2015/2173 was issued, applying some minor amendments to IFRS 11 (Joint Arrangements) at EU level.

IFRS 11 addresses the accounting for interests in Joint Ventures and Joint Operations. These amendments add new guidance on how to account for the acquisition of an interest in a Joint Operation that constitutes a business (as defined in IFRS 3 - Business Combinations).

These amendments specify the appropriate accounting treatment for such acquisitions.

The adoption of these amendments had no impact on the condensed consolidated financial statements at September 30, 2016.

•	Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets)

On December 2, 2015, Regulation EC 2015/2231 was issued, applying some minor amendments to IAS 16 (Property, plant and equipment) and IAS 38 (Intangible assets) at EU level.

IAS 16 and IAS 38 both establish the principle of the expected pattern of consumption of the future economic benefits of an asset as the basis for depreciation and amortization.

The amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. For intangible assets, this indication is considered as a relative assumption, that may only be overcome in one of the following circumstances: (i) the right to use an intangible asset is related to the achievement of a set revenue threshold; or (ii) when it can be demonstrated that the generation of the revenues and the use of the economic benefits of the asset are highly correlated.

The adoption of these amendments had no impact on the condensed consolidated financial statements at September 30, 2016.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 2
at September 30, 2016	Accounting policies	68

•	Improvements to the IFRS (2012-2014 cycle)

On December 15, 2015, Regulation EC 2015/2343 was issued, applying several improvements to the IFRS for the 2012-2014 cycle, at EU level. These amendments included:

•	IFRS 5 Non-current assets held for sale and discontinued operations: these amendments relate to changes in the methods of disposal (from held for sale to held for distribution to owners and vice versa);

•	IFRS 7 Financial Instruments - Disclosures: these amendments relate to the disclosure on servicing contracts, in terms of “continuing involvement”, and the applicability of the disclosure provided for by IFRS 7 concerning the offsetting of financial assets and financial liabilities in the interim financial statements;

•	IAS 19 Employee Benefits: this amendment relates to the discount rate (with reference to the market area);

•	IAS 34 Interim Financial Reporting: these amendments specify how the information included in the interim financial statements may be supplemented by other available information contained in other sections of the Interim Report (e.g. the Interim Management Report) through the incorporation by cross-reference.

The adoption of these amendments had no impact on the condensed consolidated financial statements at September 30, 2016.

•	Amendments to IAS 1 (Presentation of Financial Statements) - Disclosure Initiative

On December 18, 2015, Regulation EC 2015/2406 was issued, applying some amendments to IAS 1 (Presentation of Financial Statements - Disclosure Initiative) at EU level.

In particular, the amendments, which are part of a wider initiative to improve the presentation and disclosure of financial statements, include updates in the following areas:

•	materiality: it is clarified that the concept of materiality applies to the financial statements as a whole and that the inclusion of immaterial information can affect the usefulness of the financial reporting;

•	disaggregation and subtotals: it is clarified that the specific items of the separate income statements, the statements of comprehensive income and the statements of financial position can be disaggregated. New requirements for the use of subtotals have also been introduced;

•	structure of the notes: it is clarified that the companies have a certain degree of flexibility regarding the order of presentation of the notes. In establishing this order, the companies must take into account the requirements of understandability and comparability of the financial statements;

•	investments accounted for using the equity method: the Other Comprehensive Income (OCI) relating to investments in associates and joint ventures accounted for using the equity method must be divided in the income statement between reclassifiable and non-reclassifiable.

The adoption of these amendments had no impact on the condensed consolidated financial statements at September 30, 2016.

NEW STANDARDS AND INTERPRETATIONS ADOPTED BY THE EU NOT YET IN FORCE

On September 22, 2016 the EU regulation no. 2016/1905 was issued, which endorsed the IFRS 15 (Revenue from contracts with customers). IFRS 15 is effective starting from January 1, 2018. The impacts on the consolidated financial statements arising from the new standard are currently being assessed.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 2
at September 30, 2016	Accounting policies	69

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NON YET ENDORSED BY THE EU

At the date of preparation of the accompanying condensed consolidated financial statements at September 30, 2016, the following new standards and interpretations had been issued by IASB but not yet endorsed by the EU.

Mandatory application starting from
Amendments to IAS 12 (Income taxes) - Recognition of Deferred Tax Assets for Unrealized Losses	1/1/2017

Amendments to IAS 7 (Cash flow statement) - Disclosure Initiative	1/1/2017

IFRS 9 (Financial Instruments)	1/1/2018

IFRS 16 (Leases)	1/1/2019

Amendments to IFRS 10 (Consolidated Financial Statements) and to IAS 28 (Investments in Associates and Joint Ventures): Sale or contribution of assets between an investor and its associate/joint venture

Deferred application date to be set

Clarifications to IFRS 15 (Revenue from contracts with customers)	1/1/2018

Amendments to IFRS 2 (Classification and measurement of share-based payment transactions)	1/1/2018

The potential impacts on the consolidated financial statements from application of these amendments are currently being assessed.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 2
at September 30, 2016	Accounting policies	70

NOTE 3

SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at September 30, 2016 compared to December 31, 2015 are listed below.

Continuing operations:

Entry/merger of subsidiaries into the scope of consolidation:

Company		Business Unit	Month
Entry:
GESTIONE DUE S.r.l.	New acquisition	Domestic	January 2016
GESTIONE IMMOBILI S.r.l.	New acquisition	Domestic	January 2016
REVI IMMOBILI S.r.l.	New acquisition	Domestic	January 2016
FLASH FIBER S.r.l.	New company	Domestic	July 2016
TELECOM ITALIA SPARKLE RUSSIA LLC	New acquisition	Domestic	July 2016
Exit:
PURPLE TULIP B.V.	Liquidated	Other Operations	July 2016
Merger:
TELECOM ITALIA DIGITAL SOLUTIONS S.p.A.	Merged into Olivetti S.p.A.	Domestic	January 2016
EMSA SERVIZI S.p.A.	Merged into Telecom Italia S.p.A.	Domestic	April 2016
OFI CONSULTING S.r.l.	Merged into Telecom Italia S.p.A.	Domestic	April 2016
TELECOM ITALIA INTERNATIONAL N.V.	Merged into Telecom Italia Finance S.A.	Other Operations	August 2016
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH	Merged into Telecom Italia S.p.A.	Other Operations	August 2016

Discontinued operations/Non-current assets held for sale:

Companies exiting the scope of consolidation, already classified as discontinued operations:

Company			Month
Exit:
MICRO SISTEMAS S.A.	Sold	Sofora - Telecom Argentina Group	March 2016
NORTEL INVERSORA S.A.	Sold	Sofora - Telecom Argentina Group	March 2016
NUCLEO S.A.	Sold	Sofora - Telecom Argentina Group	March 2016
PERSONAL ENVIOS S.A.	Sold	Sofora - Telecom Argentina Group	March 2016
SOFORA TELECOMUNICACIONES S.A.	Sold	Sofora - Telecom Argentina Group	March 2016
TELECOM ARGENTINA S.A.	Sold	Sofora - Telecom Argentina Group	March 2016
TELECOM ARGENTINA USA Inc.	Sold	Sofora - Telecom Argentina Group	March 2016
TELECOM PERSONAL S.A.	Sold	Sofora - Telecom Argentina Group	March 2016

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 3
at September 30, 2016	Scope of consolidation	71

In addition to that already noted above, the changes in the scope of consolidation at September 30, 2016 compared to September 30, 2015 are listed below.

Entry of subsidiaries into the scope of consolidation:

Company		Business Unit	Month
Entry:
TIM REAL ESTATE S.r.l.	New company	Domestic	November 2015

The breakdown by number of subsidiaries and associates of the Telecom Italia Group is as follows:

	9/30/2016
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	27	48	75

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	18	—	18

Total companies	46	48	94

	12/31/2015
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	26	58	84

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	18	—	18

Total companies	45	58	103

(*)	Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

	9/30/2015
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	25	58	83

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	17	—	17

Total companies	43	58	101

(*)	Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 3 Scope of consolidation
72

NOTE 4

GOODWILL

Goodwill shows the following breakdown and changes during the first nine months of 2016:

(millions of euros)	12/31/2015	Reclassifications	Increase	Decrease	Impairments	Exchange differences	9/30/2016
Domestic	28,447	29	8				28,484

Core Domestic	28,035	29	8				28,072

International Wholesale	412						412

Brazil	907					157	1,064

Media	29	(29)					—

Other Operations	—						—

Total	29,383	—	8	—	—	157	29,548

The following is noted in particular:

(1)	the reclassification of the amount of goodwill previously allocated to the Media Business Unit of 29 million euros was due to the redefining of the Group’s Business Units as described in the Note “segment reporting”;
(2)	the increase for the Domestic Business Unit was due to the recognition of the goodwill, of 7.8 million euros, resulting from the acquisition of control (100%) of Revi Immobili S.r.l., Gestione Immobili S.r.l. and Gestione Due S.r.l., acquired by INWIT S.p.A. in January 2016 at a price of 8.3 million euros. Provisional goodwill was recognized with respect to these acquisitions, as permitted by IFRS 3.

With regard to the acquisition of the company Alfabook on July 1, 2015, the goodwill provisionally recognized in 2015, amounting to 4 million euros, was confirmed following the completion of the price allocation process required by IFRS 3.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually or more frequently, whenever specific events or circumstances occur that may indicate an impairment.

For the Domestic Cash Generating Unit, at September 30, 2016, no evidence was identified indicating the need to repeat the impairment tests already performed for the Financial Report at June 30, 2016. Those impairment tests had shown that there were no impairment losses, and in the third quarter of 2016 the main business indicators of the Domestic CGU continued to improve, in some cases exceeding forecasts.

For the other Cash Generating Units, at September 30, 2016 no evidence was identified to suggest that any of the CGUs had suffered impairment.

Lastly, you are reminded that the Group is preparing a new 2017 – 2019 Industrial Plan, to be approved and communicated to the market in early 2017, in accordance with the previously announced financial Calendars, which will form the basis for the impairment testing of goodwill recoverability for the 2016 Annual Report.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 4 Goodwill
73

NOTE 5

INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased by 253 million euros compared to December 31, 2015. Details of the breakdown and movements are as follows:

(millions of euros)	12/31/2015	Additions	Change in financial leasing contracts	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	9/30/2016
Industrial patents and intellectual property rights	2,070	581	7	(916)	—	—	147	—	378	2,267

Concessions, licenses, trademarks and similar rights	2,829	47		(289)			56		241	2,884

Other intangible assets	83	84		(78)			3		1	93

Work in progress and advance payments	1,498	406				(1)	146	54	(614)	1,489

Total	6,480	1,118	7	(1,283)	—	(1)	352	54	6	6,733

Additions in the first nine months of 2016 also included 218 million euros of internally generated assets (232 million euros in the first nine months of 2015).

The changes in financial leasing contracts related entirely to the Brazil Business Unit.

Industrial patents and intellectual property rights at September 30, 2016 essentially consist of applications software purchased outright and user license rights of unlimited duration acquired, and relate to Telecom Italia S.p.A. (1,213 million euros) and the Brazil Business Unit (1,019 million euros).

Concessions, licenses, trademarks and similar rights at September 30, 2016 mainly consisted of:

•	the remaining cost of telephone licenses and similar rights (2,025 million euros for Telecom Italia S.p.A., 303 million euros for the Brazil Business Unit), which increased compared to December 31, 2015, mainly due to the activation of the user rights for the L Band (1452-1492 MHz) for terrestrial electronic communications systems, definitively assigned to Telecom Italia S.p.A. in December 2015, following participation in the tender called by the Ministry of Economic Development;

•	Indefeasible Rights of Use - IRU (292 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);

•	TV frequencies of the company Persidera in the Core Domestic segment (121 million euros).

Other intangible assets with a finite useful life at September 30, 2016 essentially consisted of 78 million euros of capitalized subscriber acquisition costs (SACs) (56 million euros for the Parent and 22 million euros for the Brazil Business Unit), mainly related to commissions for the sales network, for a number of commercial deals that lock in customers for a set period.

Work in progress and advance payments were essentially in line with the amount at the start of the period.

You are reminded that this item includes the user rights for the 700 MHz frequencies, acquired in 2014 by the Tim Brasil group for a total of 2.9 billion reais. Since the assets require a period of more than 12 months to be ready for use, also in the first nine months of 2016 borrowing costs of 54 million euros have been capitalized, as they are directly attributable to the acquisition. The yearly rate used for the capitalization of borrowing costs in reais is 13.40%. Capitalized borrowing costs in reais have been recorded as a direct reduction of the income statement item “Finance expenses - Interest expenses to banks”.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 5 Intangible assets with a finite useful life
74

NOTE 6

TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned increased by 574 million euros compared to December 31, 2015. The breakdown and movements are as follows:

(millions of euros)	12/31/2015	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	9/30/2016
Land	171	18		(2)		2	11	200

Buildings (civil and industrial)	444	82	(36)		(1)	3	21	513

Plant and equipment	10,909	1,298	(1,554)		(11)	324	392	11,358

Manufacturing and distribution equipment	41	7	(11)					37

Other	378	48	(117)		(3)	20	48	374

Construction in progress and advance payments	716	471		(6)	(1)	25	(454)	751

Total	12,659	1,924	(1,718)	(8)	(16)	374	18	13,233

Additions in the first nine months of 2016 also included 261 million euros of internally generated assets (245 million euros in the first nine months of 2015).

With regard to the Real Estate Project initiated at the end of 2014, during the first nine months of 2016 two more properties plus the related land, previously leased under financial leases, were purchased for a total outlay of 114 million euros; the purchase resulted in additions of 77 million euros under the item “Buildings (civil and industrial)” and of 13 million euros under the item “Land”. In addition, the column “Other changes” includes 25 million euros for the reclassification of the remaining value of these properties and the related improvements made from the assets held under finance leases.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 6 Tangible assets (owned and under finance leases)
75

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases increased by 150 million euros compared to December 31, 2015. The breakdown and movements are as follows:

(millions of euros)	12/31/2015	Additions	Change in financial leasing contracts	Depreciation	Exchange differences	Other changes	9/30/2016
Land under lease	16						16

Buildings (civil and industrial)	1,880	14	36	(93)		(12)	1,825

Plant and equipment	284		21	(12)	50	—	343

Other	7		114	(10)		1	112

Construction in progress and advance payments	21	51				(10)	62

Total	2,208	65	171	(115)	50	(21)	2,358

The additions consisted of the acquisition of IRU transmission capacity, due to the full financial settlement at the beginning of the contract, and improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The item Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations, almost exclusively attributable to Telecom Italia S.p.A..

With regard to the Real Estate Project, during the first nine months of 2016:

(5)	two properties were purchased, considered of strategic importance due to their present or foreseeable use, based on the technological evolution of the network and new ICT services. The column “Other changes” includes a total of 25 million euros for the reclassification of the remaining value of these properties and the related improvements made. Five other properties were already purchased by the company or acquired under finance lease with a purchase clause in 2015;
(6)	the renegotiation and/or conclusion of new contracts was completed for around 200 real estate leases (around 750 in 2015). Prior to these renegotiations, in accordance with IAS 17 (Leasing), part of these contracts had been classified as operating leases with the consequent recognition of the rent under leasing costs in the income statement. The renegotiation and/or conclusion of new contracts resulted, on one hand, in the change of classification from operating leases to financial leases and, on the other hand, with regard to the properties whose contracts were already classified as finance leases, in the “re-measurement” of the value of the property and the related payable. This resulted in an overall impact on the balance sheet at September 30, 2016 of 36 million euros in terms of higher tangible assets (Land and Buildings) and related payables for financial leases.

The item Plant and equipment includes the recognition of the value of the telecommunications towers sold by the Tim Brasil group to American Tower do Brasil and subsequently repurchased in the form of finance lease; the sale of the fourth tranche, which took place during the second quarter of 2016, resulted in leasebacks amounting to 74 million reais (around 19 million euros at the average exchange rate of the first nine months of 2016). The Tim Brasil group also took out financial leases on newly-built towers for around 2 million euros, as already envisaged in the contractual arrangements with American Tower.

The item Other includes the effects of the renegotiation of the operating leases for around 11,000 motor vehicles, which resulted in their recognition as finance leases. In the same way as described above, this reclassification also resulted in an overall impact on the balance sheet at September 30, 2016 of 114 million euros in terms of higher fixed assets and related payables for financial leases.

The item Construction in progress and advance payments includes the additions resulting from the recent acquisition of IRU transmission capacity for 40 million euros by Telecom Italia S.p.A..

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 6 Tangible assets (owned and under finance leases)
76

NOTE 7

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

On March 8, 2016, following the approval by the Enacom, the Argentinian communications regulatory authority, the Telecom Italia Group completed the sale of the entire remaining interest in Sofora - Telecom Argentina.

The total amount from entire transaction was over 960 million USD, including:

(2)	proceeds of 550.6 million USD received on March 8, 2016 for the investment in Sofora; The impact in terms of the statement of cash flows (item “Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of”) was 492 million euros;

(3)	additional proceeds of 50 million USD, also received on March 8, 2016, from other shareholders of Sofora, with respect to ancillary agreements to the transaction;

(4)	the overall sum of 329.5 million USD received previously in connection with sales of investments and other associated assets to Fintech completed between December 2013 and October 2014; and

(5)	the amount of 30 million USD generated by making technical support services available to Telecom Argentina group companies, secured by a pledge on debt securities and not yet collected.

— ● —

Telecom Italia Group	Note 7
Condensed Consolidated Financial Statements	Discontinued operations/Non-current assets
at September 30, 2016	held for sale	77

A summary is provided below of the income statement impacts from the Sofora - Telecom Argentina group and its sale; the figures for 2016 have been translated at the average exchange rate for the period January 1 – March 8 (15.7981 pesos per euro), whereas the figures for the first nine months of 2015 have been translated at the related average exchange rate (9.98894 pesos per euro).

(millions of euros)			1/1 - 3/8 2016	9 months to 9/30/2015
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues			504	2,862

Other income			1	1

Operating expenses			(372)	(2,098)

Gains/(losses) on disposal of non-current assets			—	(6)

Operating profit (loss) (EBIT)			133	759

Finance income (expenses), net			(42)	(10)

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale			91	749

Income tax expense			(32)	(263)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(a	)	59	486

Other minor entries	(b	)		(6)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(c=a+b	)	59	480

Income statement effects on the selling entities:
Net gains on disposal			307

Transfer to the separate consolidated income statement of the Reserve for exchange differences on translating foreign operations			(304)

Income tax expense relating to the disposal			(15)

	(d	)	(12)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(c+d	)	47	480

Attributable to:
Owners of the Parent			(3)	69

Non-controlling interests			50	411

The earnings per share from Discontinued operations/Non-current assets held for sale, for the first nine months of 2016 and the first nine months of 2015 are shown in the table below:

(euros)	1/1 - 3/8 2016	9 months to 9/30/2015
Earnings per share from Discontinued operations/Non-current assets held for sale
(Basic=Diluted)
Ordinary Share	0.00	0.02

Savings Share	0.00	0.02

— ● —

Telecom Italia Group	Note 7
Condensed Consolidated Financial Statements	Discontinued operations/Non-current assets
at September 30, 2016	held for sale	78

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the “Discontinued operations/Non-current assets held for sale” are broken down as follows:

(millions of euros)	1/1 - 3/8 2016	9 months to 9/30/2015
Discontinued operations/Non-current assets held for sale:
Cash flows from (used in) operating activities	130	494

Cash flows from (used in) investing activities	(117)	(749)

Cash flows from (used in) financing activities	(58)	250

Total	(45)	(5)

Telecom Italia Group	Note 7
Condensed Consolidated Financial Statements	Discontinued operations/Non-current assets
at September 30, 2016	held for sale	79

NOTE 8

EQUITY

Equity consisted of:

(millions of euros)	9/30/2016	12/31/2015
Equity attributable to owners of the Parent	19,414	17,554

Non-controlling interests	2,223	3,695

Total	21,637	21,249

The breakdown of Equity attributable to Owners of the Parent is provided below:

(millions of euros)		9/30/2016		12/31/2015
Share capital		10,650		10,650

Additional Paid-in capital		1,731		1,731

Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		7,033		5,173

Reserve for available-for-sale financial assets	44		32

Reserve for cash flow hedges	(454)		(249)

Reserve for exchange differences on translating foreign operations	(599)		(1,413)

Reserve for remeasurements of employee defined benefit plans (IAS 19)	(173)		(87)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method	—		—

Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the period	8,215		6,890

Total		19,414		17,554

On the basis of the resolution passed by the Shareholders’ Meeting held on May 25, 2016, the loss for the year 2015 reported in the financial statements of the Parent Telecom Italia S.p.A. was covered by using retained earnings (363 million euros) and reserves (93 million euros).

A total of 166 million euros was withdrawn from reserves to pay a preferred dividend to Savings Shareholders of 0.0275 euros for each savings share, gross of withholdings required by law.

With regard to the Mandatory Convertible Bond issued by Telecom Italia Finance S.A. for 1,300 million euros with mandatory conversion on maturity into Telecom Italia S.p.A. ordinary shares, on September 22, 2016 a voluntary conversion was executed for a nominal amount of 300,000 euros with respect to which 360,100 Telecom Italia S.p.A. ordinary shares were issued and delivered. The amount of this capital increase was not material.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 8 Equity	80

Movements in Share Capital during the first nine months of 2016, amounting to 10,650 million euros, and already net of treasury shares of 90 million euros, are shown in the tables below:

Reconciliation between the number of shares outstanding at December 31, 2015 and September 30, 2016

(number of shares)			at 12/31/2015	Share issues	at 9/30/2016	% of share capital
Ordinary shares issued	(a	)	13,499,911,771	360,100	13,500,271,871	69.13%

less: treasury shares	(b	)	(163,754,388)	—	(163,754,388)

Ordinary shares outstanding	(c	)	13,336,157,383	360,100	13,336,517,483

Savings shares issued and outstanding	(d	)	6,027,791,699	—	6,027,791,699	30.87%

Total Telecom Italia S.p.A. shares issued	(a+d	)	19,527,703,470	360,100	19,528,063,570	100.00%

Total Telecom Italia S.p.A. shares outstanding	(c+d	)	19,363,949,082	360,100	19,364,309,182

Reconciliation between the value of shares outstanding at December 31, 2015 and September 30, 2016

(millions of euros)			Share capital at 12/31/2015	Change in share capital	Share capital at 9/30/2016
Ordinary shares issued	(a	)	7,425	—	7,425

less: treasury shares	(b	)	(90)	—	(90)

Ordinary shares outstanding	(c	)	7,335	—	7,335

Savings shares issued and outstanding	(d	)	3,315	—	3,315

Total Telecom Italia S.p.A. shares capital issued	(a+d	)	10,740	—	10,740

Total Telecom Italia S.p.A. shares capital outstanding	(c+d	)	10,650	—	10,650

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 8
at September 30, 2016	Equity	81

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

The table below shows future potential changes in share capital, based on: the issuance of the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” by Telecom Italia Finance S.A. in November 2013; the issuance of the convertible bond by Telecom Italia S.p.A. in March 2015; the authorizations to increase the share capital in place at September 30, 2016; and the options and rights granted under equity compensation plans, still outstanding at September 30, 2016.

	Number of maximum shares issuable	Share capital (thousands of euros)(*)	Additional Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
2014-2016 Stock Option Plan	196,000,000	107,800	n.a.	0.94

Total additional capital increases not yet approved (ordinary shares)		107,800

Capital increases already approved (ordinary shares)
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares) – principal – interest portion	n.a. n.a.	1,300,000 79,625	n.a. n.a.	n.a. n.a.

2015 Convertible Bond (ordinary shares)(**)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		3,379,625

Total		3,487,425

(*)	Amounts stated for capital increases connected with equity compensation plans and the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” are the “total estimated value” inclusive, where applicable, of any premiums.
(**)	The number of shares potentially issuable shown may be subject to adjustments.

Further details are provided in the Note “Financial liabilities (non-current and current)”.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 8
at September 30, 2016	Equity	82

NOTE 9

FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)			9/30/2016	12/31/2015
Financial payables (medium/long-term):
Bonds			19,109	18,081

Convertible bonds			1,825	1,802

Amounts due to banks			5,383	5,778

Other financial payables			326	991

			26,643	26,652

Finance lease liabilities (medium/long-term)			2,401	2,271

Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			2,305	1,595

Non-hedging derivatives			14	—

Other liabilities			—	—

			2,319	1,595

Total non-current financial liabilities	(a	)	31,363	30,518

Financial payables (short-term):
Bonds			1,650	2,318

Convertible bonds			1,377	1,363

Amounts due to banks			1,732	1,482

Other financial payables			199	233

			4,958	5,396

Finance lease liabilities (short-term)			223	153

Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			73	84

Non-hedging derivatives			12	591

Other liabilities			—	—

			85	675

Total current financial liabilities	(b	)	5,266	6,224

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c	)	—	348

Total Financial liabilities (Gross financial debt)	(a+b+c	)	36,629	37,090

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 9
at September 30, 2016	Financial liabilities (non-current and current)	83

Gross financial debt according to the original currency of the transaction is as follows:

	9/30/2016		12/31/2015
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	7,590	6,800	8,463	7,774

GBP	2,039	2,368	2,041	2,781

BRL	6,392	1,764	6,442	1,515

JPY	20,880	185	20,036	153

EURO		25,512		24,519

Total excluding Discontinued Operations		36,629		36,742

Discontinued operations		—		348

Total		36,629		37,090

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	9/30/2016	12/31/2015
Up to 2.5%	6,053	7,165

From 2.5% to 5%	9,265	6,536

From 5% to 7.5%	13,659	14,719

From 7.5% to 10%	3,702	4,542

Over 10%	530	483

Accruals/deferrals, MTM and derivatives	3,420	3,297

Total excluding Discontinued Operations	36,629	36,742

Discontinued operations	—	348

Total	36,629	37,090

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	9/30/2016	12/31/2015
Up to 2.5%	10,987	9,835

From 2.5% to 5%	8,754	6,760

From 5% to 7.5%	10,056	12,617

From 7.5% to 10%	1,381	2,371

Over 10%	2,031	1,862

Accruals/deferrals, MTM and derivatives	3,420	3,297

Total excluding Discontinued Operations	36,629	36,742

Discontinued operations	—	348

Total	36,629	37,090

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 9
at September 30, 2016	Financial liabilities (non-current and current)	84

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 9/30 of the year:
(millions of euros)	2017	2018	2019	2020	2021	After 2021	Total
Bonds (*)	1,173	2,070	3,082	1,267	564	13,882	22,038

Loans and other financial liabilities	1,123	796	2,392	859	586	587	6,343

Finance lease liabilities	177	124	110	116	107	1,936	2,570

Total	2,473	2,990	5,584	2,242	1,257	16,405	30,951

Current financial liabilities	799	—	—	—	—	—	799

Total	3,272	2,990	5,584	2,242	1,257	16,405	31,750

(*)	With regard to the Mandatory Convertible Bond issued at the end of 2013, and maturing in 2016, classified under “Convertible bonds”, the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares.

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	9/30/2016	12/31/2015
Non-current portion	19,109	18,081

Current portion	1,650	2,318

Total carrying amount	20,759	20,399

Fair value adjustment and measurements at amortized cost	(721)	(752)

Total nominal repayment amount	20,038	19,647

Convertible bonds consisted of:

•	the Mandatory Convertible Bond “Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”, for 1,300 million euros, issued by Telecom Italia Finance S.A.;

•	the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by Telecom Italia S.p.A., convertible into newly-issued ordinary shares maturing in 2022.

•	This item was broken down as follows:

(millions of euros)	9/30/2016	12/31/2015
Non-current portion	1,825	1,802

Current portion	1,377	1,363

Total carrying amount	3,202	3,165

Fair value adjustment and measurements at amortized cost	98	135

Total nominal repayment amount (*)	3,300	3,300

(*)	For the Mandatory Convertible Bond, the repayment on maturity will take place upon delivery of Telecom Italia S.p.A. ordinary shares.

With regard to the Mandatory Convertible Bond issued by Telecom Italia Finance S.A. for 1,300 million euros with mandatory conversion on maturity into Telecom Italia S.p.A. ordinary shares, on September 22, 2016 a voluntary conversion was executed for a nominal amount of 300,000 euros with respect to which 360,100 Telecom Italia S.p.A. ordinary shares were delivered.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 9
at September 30, 2016	Financial liabilities (non-current and current)	85

The nominal repayment amount of the bonds and convertible bonds totaled 23,338 million euros and was up 391 million euros compared to December 31, 2015 (22,947 million euros), as a result of the new issues and redemptions in the first nine months of 2016.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 9/30/16 (%)	Market value at 9/30/16 (millions of euros)
Bonds issued by Telecom Italia S.p.A.
Euro	544.6	544.6	7.000%	10/20/11	1/20/17	(a)100.185	102.045	556

Euro	628.2	628.2	4.500%	9/20/12	9/20/17	99.693	104.178	654

GBP	750	871	7.375%	5/26/09	12/15/17	99.608	106.687	929

Euro	592.9	592.9	4.750%	5/25/11	5/25/18	99.889	107.166	635

Euro	581.9	581.9	6.125%	6/15/12	12/14/18	99.737	112.290	653

Euro	832.4	832.4	5.375%	1/29/04	1/29/19	99.070	110.829	923

GBP	850	987.2	6.375%	6/24/04	6/24/19	98.850	111.005	1,096

Euro	719.5	719.5	4.000%	12/21/12	1/21/20	99.184	109.037	784

Euro	547.5	547.5	4.875%	9/25/13	9/25/20	98.966	113.557	622

Euro	563.6	563.6	4.500%	1/23/14	1/25/21	99.447	112.289	633

Euro	(b)199.8	199.8	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	200

Euro	883.9	883.9	5.250%	2/10/10	2/10/22	99.295	117.986	1,043

Euro	(d)2,000	2,000	1.125%	3/26/15	3/26/22	100	97.147	1,943

Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	106.426	1,064

GBP	375	435.5	5.875%	5/19/06	5/19/23	99.622	116.575	508

Euro	750	750	3.625%	1/20/16	1/19/24	99.632	106.270	797

USD	1,500	1,344	5.303%	5/30/14	5/30/24	100	102.438	1,377

Euro	1,000	1,000	3.000%	9/30/16	9/30/25	99.806	100.101	1,001

Euro	1,000	1,000	3.625%	5/25/16	5/25/26	100	104.005	1,040

Euro	670	670	5.250%	3/17/05	3/17/55	99.667	103.090	691

Subtotal		16,152.0						17,149

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	(c)1,300	1,299.7	6.125%	11/15/13	11/15/16	100	98.063	1,275

Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(a)109.646	133.772	1,358

Subtotal		2,314.7						2,633

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	(e)676.6	606.2	6.999%	6/4/08	6/4/18	100	107.798	654

USD	(e)759.7	680.6	7.175%	6/18/09	6/18/19	100	112.525	766

USD	1,000	896.0	6.375%	10/29/03	11/15/33	99.558	102.119	915

USD	1,000	896.0	6.000%	10/6/04	9/30/34	99.081	99.669	893

USD	1,000	896.0	7.200%	7/18/06	7/18/36	99.440	106.936	958

USD	1,000	896,0	7.721%	6/4/08	6/4/38	100	110.000	986

Subtotal		4,870.8						5,172

Total		23,337.5						24,954

(a)	Weighted average issue price for bonds issued with more than one tranche.
(b)	Reserved for employees.
(c)	Mandatory Convertible Bond.
(d)	Bond convertible into newly-issued Telecom Italia S.p.A. ordinary treasury shares.
(e)	Net of the securities bought back by Telecom Italia S.p.A. on July 20, 2015.

The regulations and/or Offering Circulars relating to the bonds of the Telecom Italia Group described above are available on the corporate website www.telecomitalia.com.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 9
at September 30, 2016	Financial liabilities (non-current and current)	86

The following tables list the changes in bonds during the first nine months of 2016:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 750 million euros 3.625% maturing 1/19/2024	Euro	750	1/20/2016

Telecom Italia S.p.A. 1,000 million euros 3.625% maturing 5/25/2026	Euro	1,000	5/25/2016

Telecom Italia S.p.A. 1,000 million euros 3.000% maturing 9/30/2025	Euro	1,000	9/30/2016

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 663 million euros 5.125% (1)	Euro	663	1/25/2016

Telecom Italia S.p.A. 708 million euros 8.250% (2)	Euro	708	3/21/2016

Telecom Italia S.p.A. 400 million euros, Euribor 3M+ 0.79%	Euro	400	6/7/2016

(1)	Net of buybacks by the Company of 337 million euros during 2014 and 2015.
(2)	Net of buybacks by the Company of 142 million euros during 2014.

Buybacks

Bond Name	Outstanding nominal amount prior to the buyback (GBP)	Repurchased nominal amount (GBP)	Buyback price	Buyback date
Telecom Italia S.p.A. - 400 million British pounds, maturing May 2023, coupon 5.875%	400,000,000	25,000,000	111.000%	6/29/2016

Medium/long-term amounts due to banks of 5,383 million euros (5,778 million euros at December 31, 2015) decreased by 395 million euros. Short-term amounts due to banks totaled 1,732 million euros (1,482 million euros at December 31, 2015) and included 1,019 million euros of the current portion of medium/long-term amounts due to banks. In addition, Telecom Italia Finance S.A. had investments in repurchase agreements (“Repos”) on government bonds expiring on October 2016 for a total value of 250 million euros.

Medium/long-term other financial payables amounting to 326 million euros (991 million euros at December 31, 2015) fell by 665 million euros (following the repayment of the debt security in favor of the Fintech group amounting to 600.6 million USD for the completion of the sale of ownership interests held by the Telecom Italia Group in Sofora – Telecom Argentina) and included:

•	100 million euros of Telecom Italia S.p.A.’s loan from Cassa Depositi e Prestiti expiring in April 2019;

•	179 million euros of Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen expiring in 2029.

Short-term other financial payables amounted to 199 million euros (233 million euros at December 31, 2015), down 34 million euros. They included 109 million euros of the current portion of the medium/long-term other financial payables, of which 93 million euros relating to the remaining payable from the loan taken out by Telecom Italia S.p.A. with the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016.

Medium/long-term finance lease liabilities totaled 2,401 million euros (2,271 million euros at December 31, 2015) and mainly related to property leases accounted for using the financial method established by IAS 17.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 9
at September 30, 2016	Financial liabilities (non-current and current)	87

Short-term finance lease liabilities amounted to 223 million euros (153 million euros at December 31, 2015).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 2,305 million euros (1,595 million euros at December 31, 2015). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 73 million euros (84 million euros at December 31, 2015).

Non-hedging derivatives classified under non-current financial liabilities totaled 14 million euros (zero at December 31, 2015), while non-hedging derivatives classified under current financial liabilities amounted to 12 million euros (591 million euros at December 31, 2015, of which 565 million euros relating to the value of the embedded option in the mandatory convertible bond of 1.3 billion euros issued by Telecom Italia Finance S.A. – “Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”). These include the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

“COVENANTS” AND “NEGATIVE PLEDGES” EXISTING AT SEPTEMBER 30, 2016

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With regard to the loans taken out by Telecom Italia S.p.A. (“Telecom Italia”) with the European Investment Bank (“EIB”), at September 30, 2016, the nominal amount of outstanding loans amounted to 2,550 million euros, of which 1,100 million euros at direct risk and 1,450 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 1,100 million euros need to apply the following covenants:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	with the 500 million euros loan, signed on December 14, 2015, Telecom Italia undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than Telecom Italia S.p.A. – except for the cases when that debt is fully and irrevocably secured by Telecom Italia S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 1,450 million euros, and direct risk loans, respectively for 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, must apply the following covenants:

•

“Inclusion clause”, covering a total of 1,650 million euros of loans, under which, in the event Telecom Italia commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 9
at September 30, 2016	Financial liabilities (non-current and current)	88

those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on Telecom Italia’s financial capacity – to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

•	“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part (in any case more than half in quantitative terms) to third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, Telecom Italia must immediately inform EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

The loan agreements of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, Telecom Italia is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including the establishment of guarantees or the early repayment of the amount paid and the cancellation of the commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by Telecom Italia, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Lastly, at September 30, 2016, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 9
at September 30, 2016	Financial liabilities (non-current and current)	89

REVOLVING CREDIT FACILITY

The following table shows the composition and the drawdown of the committed credit lines available at September 30, 2016:

	9/30/2016		12/31/2015
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down. The beneficial changes to the economic terms of the Revolving Credit Facilities took effect from January 4, 2016, together with the two-year extension to those facilities.

Telecom Italia also has access to:

•	a bilateral Term Loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Cassa Depositi e Prestiti expiring April 2019, for 100 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna expiring July 2017 for 200 million euros, drawn down for the full amount.

TELECOM ITALIA RATING AT SEPTEMBER 30, 2016

At September 30, 2016, the three rating agencies — Standard & Poor’s, Moody’s and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 9
at September 30, 2016	Financial liabilities (non-current and current)	90

NOTE 10

NET FINANCIAL DEBT

The following table shows the net financial debt at September 30, 2016 and December 31, 2015, calculated in accordance with the criteria indicated in the “Recommendations for the Consistent Implementation of the European Commission Regulation on Prospectuses”, issued on February 10, 2005 by the European Securities & Markets Authority (ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group.

(millions of euros)			9/30/2016	12/31/2015
Non-current financial liabilities			31,363	30,518

Current financial liabilities			5,266	6,224

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	348

Total Gross financial debt	(a	)	36,629	37,090

Non-current financial assets (°)
Non-current financial receivables for lease contract			(80)	(70)

Non-current hedging derivatives			(2,780)	(2,755)

	(b	)	(2,860)	(2,825)

Current financial assets
Securities other than investments			(1,492)	(1,488)

Financial receivables and other current financial assets			(491)	(352)

Cash and cash equivalents			(4,275)	(3,559)

Financial assets relating to Discontinued operations/Non-current assets held for sale			—	(227)

	(c	)	(6,258)	(5,626)

Net financial debt as per Consob communication DEM/6064293/2006 (ESMA)	(d=a+b+c	)	27,511	28,639

Non-current financial assets (°)
Securities other than investments			(1)	(3)

Other financial receivables and other non-current financial assets			(99)	(161)

	(e	)	(100)	(164)

Net financial debt(*)	(f=d+e	)	27,411	28,475

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g	)	(676)	(1,197)

Adjusted net financial debt	(f+g	)	26,735	27,278

(°)	At September 30, 2016 and at December 31, 2015, “Non-current financial assets” (b+e) amounted to 2,960 million euros and 2,989 million euros, respectively.
(*)	For details of the effects of related party transactions on net financial debt, see the specific table in the Note “Related party transactions”.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 10
at September 30, 2016	Net financial debt	91

NOTE 11

SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

MEASUREMENT AT FAIR VALUE

The fair value measurement of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

•	Level 1: quoted prices in active market;

•	Level 2: prices calculated using observable market inputs;

•	Level 3: prices calculated using inputs that are not based on observable market data.

The tables below provide additional information on the financial instruments, including the table relating to the hierarchy level for each class of financial asset/liability measured at fair value at September 30, 2016.

Key for IAS 39 categories

Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 11
at September 30, 2016	Supplementary disclosures on financial instruments	92

Hierarchy levels for each class of financial asset/liability measured at fair value at 9/30/2016

						Hierarchy Levels
(millions of euros)			IAS 39 Categories	Note	Carrying amount in financial statements at 9/30/2016	Level 1 (*)	Level 2 (*)	Level 3 (*)
ASSETS
Non-current assets
Other investments			AfS		42	2	12

Securities, financial receivables and other non-current financial assets
of which securities			AfS		1	1

of which hedging derivatives			HD		2,780		2,780

of which non-hedging derivatives			FAHfT		43		43

	(a	)			2,866	3	2,835	—

Current assets
Securities
of which available-for-sale financial assets			AfS		1,356	1,356

of which held-for-trading financial assets			FAHfT		136	136

Financial receivables and other current financial assets
of which hedging derivatives			HD		206		206

of which non-hedging derivatives			FAHfT		73		73

	(b	)			1,771	1,492	279	—

Total	(a+b	)			4,637	1,495	3,114	—

LIABILITIES
Non-current liabilities
of which hedging derivatives			HD	9)	2,305		2,305

of which non-hedging derivatives			FLHfT	9)	14		14

	(c	)			2,319	—	2,319	—

Current liabilities
of which hedging derivatives			HD	9)	73		73

of which non-hedging derivatives			FLHfT	9)	12		12

	(d	)			85	—	85	—

Total	(c+d	)			2,404	—	2,404	—

(*)	Level 1: quoted prices in active markets.
Level 2: prices calculated using observable market inputs.
Level 3: prices calculated using inputs that are not based on observable market data.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 11
at September 30, 2016	Supplementary disclosures on financial instruments	93

NOTE 12

CONTINGENT LIABILITIES, OTHER INFORMATION

A description is provided below of the most significant judicial, arbitration and tax disputes in which Telecom Italia Group companies are involved as of September 30, 2016, as well as those that came to an end during the period.

The Telecom Italia Group has posted liabilities totaling 394 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2015 Annual Report:

(2)	International tax and regulatory disputes,

(3)	Irregularities concerning transactions for the leasing/rental of assets.

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

The Rome Public Prosecutor’s Office has challenged the judgement of the Court of Rome of October 2013 with which the three former managers of Telecom Italia Sparkle were fully acquitted from the charges of transnational conspiracy for the purpose of tax evasion and false declarations through the use of invoices or other documents for non-existent transactions ( “carousel fraud”), also in relation to the position of the Telecom Italia Sparkle employees; the hearings of the appeal are, at present, scheduled until December 2016.

Telecom Italia Sparkle is still being investigated for the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of conspiracy and translational money laundering.

Following the outcome of the immediate trial, the Company fully released the provisions for risk in the profit and loss account during 2014 and obtained from the Judicial Authority the release and return of all the sums issued to guarantee any obligations deriving from the application of Legislative Decree 231/2001; the sum of 1,549,000 euros, which corresponds to the maximum fine applicable for the administrative offence, still remains under seizure.

As for risks of a fiscal nature, you are reminded that in February 2014 the Agenzia delle Entrate (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of the fines – 25% of the “crime related costs” unduly deducted – total 280 million euros. In this respect, the Company has filed an appeal to the Provincial Tax Commission in April 2014. The Commission rejected the appeal with a decision filed on 30 May 2016.

The Company, also supported by the opinion of distinguished professionals, believes that there are many grounded reasons to challenge the decision and has filed an appeal before the second level Tax Commission (Commissione Tributaria Regionale) of Rome.

For these reasons, and considering the favorable outcome of the associated criminal proceedings, the risk is believed to be only potential, so no provisions were made in the financial statements.

Administrative offence charge pursuant to Legislative Decree 231/2001 for the so-called Telecom Italia Security Affair

In December 2008 Telecom Italia received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged – among other things – with offences involving

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 12 Contingent liabilities, other information	94

corruption of public officials, with the object of acquiring information from confidential files. In May 2010 Telecom Italia was definitively no longer a defendant in the criminal trial, the Judge for the Preliminary Hearing having approved the motion for settlement of the proceedings (plea bargaining) presented by the Company. In the hearing before Section One of the Milan Court of Assizes, Telecom Italia acted in the dual role of civil party and civilly liable party. In fact, on the one hand it was admitted as civil party against all the defendants for all charges, and on the other it was also cited as the party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit and Compliance Services (now incorporated into Telecom Italia) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking.

After the lengthy evidence hearings, 22 civil parties filed claims for compensation, also against Telecom Italia as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also summarised its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case. In February 2013, Section 1 of the Milan Court of Assizes issued the first instance judgement, sentencing the defendants to terms of imprisonment of between 7 years and 6 months and one year. The Court also recognized that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party Telecom Italia, to compensate said damages, totaling 270,000 euros (in part jointly and severally with Pirelli) plus legal fees; at the same time the Court also sentenced the defendants to pay compensation for pecuniary and non-pecuniary damages incurred by the Company, granting it a provisional sum of 10 million euros. The judgement also recognized the existence of non-pecuniary damage to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company. In November 2013, the grounds for the judgement in the court of first instance were published (and for its part, the Company decided not to appeal). The court summons in the appeal made by the seven convicted defendants. one person held civilly liable and some civil parties was served in July 2016, and will be heard from November 2016.

— ● —

It should be noted that for some disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Of the disputes with the aforementioned characteristics, no significant facts have emerged for those listed below with respect to what was published in the 2015 Annual Report:

(2)	Italian Competition Authority Case A428,

(1)	COLT TECHNOLOGY SERVICES,

(2)	EUTELIA and VOICEPLUS,

(3)	POSTE.

(4)	Elinet S.p.A. Bankruptcy,

(5)	Dispute relative to “Adjustments on license fees” for the years 1994-1998,

(6)	Formal Notice of Assessments against Telecom Italia S.p.A.,

(7)	Brazil - JVCO Dispute.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 12 Contingent liabilities, other information	95

Italian Competition Authority Case I-761

With a ruling issued on 10 July 2013, the AGCM (Italian Competition Authority (ICA)) extended to Telecom Italia the investigation started in March of the same year into some firms active in the fixed network maintenance sector. The investigation aims to establish if an agreement exists that is prohibited pursuant to article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints in which the ICA was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The ICA alleged that Telecom Italia carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to communications regulator AGCom.

Telecom Italia challenged these proceedings before the Administrative Court (TAR), sustaining that the ICA does not have competence in this matter.

On 7 July 2014, the ICA notified the objective extension of the proceedings to check if the Company, abusing its dominant position, put in place initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. With the extension provision, the ICA has also extended the deadline for closing the proceedings from the original date of 31 July 2014 to 31 July 2015. This extension was also challenged before the Lazio Administrative Court (TAR) sustaining that the Italian Competition Authority does not have competence in this matter.

In November 2014, for reasons of procedural economy and also convinced that it was acting legitimately, Telecom Italia presented to the Authority a proposal of undertakings in order to resolve the competition concerns subject of the investigation. In its resolution of 19 December 2014 the ICA considered that these undertakings were not manifestly groundless and later ordered their publication for the purposes of market testing.

On 25 March 2015, the ICA definitively rejected the aforesaid undertakings, considering them not suitable for removing the anticompetitive aspects investigated.

On 21 July 2015 the Communication of the Results of the Investigation was served on the parties to the proceedings, in which the Offices of ICA expressed their position in the sense of (i) archiving the complaints regarding the abuse of dominant position and (ii) confirming, instead, that there exists between Telecom Italia and the maintenance firms an agreement to coordinate the economic offers drawn up for Wind and Fastweb, and to prevent the unbundled supply of the ancillary technical services.

On 16 December 2015, the final order was issued, confirming the conclusions of the Communication of the Results of the Investigation, sustaining that, between 2012 and 2013, there existed an agreement that restricted competition, and as a result imposed a fine of 21.5 million euros on the Company. The relevant market is the corrective maintenance (assurance) market and, more precisely, the market for troubleshooting the Telecom Italia LLU lines. The purpose of the conduct maintained by the Company and the network firms would have been to limit competition and prevent the evolution of forms of unbundled supply of ancillary technical services.

Telecom Italia appealed the order before the Lazio Regional Administrative Court (TAR). In judgement no. 09554/2016 issued in September 2016, the appeal was dismissed, and the Company will be appealing this decision to the Council of State.

WIND (I-761)

With a writ of summons before the Milan Court, Wind has claimed compensation from Telecom Italia of around 57 million euros for damages arising from alleged anti-competitive conduct censured in the ICA case I-761 (on corrective maintenance) referring to the period 2012-2015. According to the other party, this conduct delayed and hindered its ability to obtain more favorable conditions in the unbundled purchase of service to repair faults on the LLU access lines, and their effects were allegedly protracted to December 2015. The first hearing has been postponed to the month of January 2017. Telecom Italia has filed an appearance challenging the claims made by the other party.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 12 Contingent liabilities, other information	96

Vodafone (A428)

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a huge claim for damages for presumed abusive and anticompetitive behaviour (founded principally on ICA case A428) which Telecom Italia allegedly implemented in the period 2008 - 2013. The pecuniary claim was quantified by Vodafone as an estimated sum of between 876 million euros and 1,029 million euros.

In particular, Vodafone alleged technical boycotting activities, with refusal to activate lines requested for Teletu customers (in the period from 2008 to the month of June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to the month of June 2013). Furthermore, the other party complained of the presumed application of discounts to business customers greater than those envisaged (“margin squeezing”) and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to the month of June 2013).

Telecom Italia filed an appearance, challenging the claims made by the other party regarding the merits and the amount and making a counterclaim. Following the August 2016 decision by the Court of Cassation which confirmed that the Milan Court had jurisdiction to decide the dispute, the merits of the case will be decided at the next hearing, listed for December 2016.

With a writ of summons dated 28 May 2015 before the Milan Court, Vodafone has advanced further claims for compensation, based on the same ICA case A428 and referring to alleged damages it suffered in the period July 2013 - December 2014 (and therefore over a period of time subsequent to the period of the similar compensatory judgement mentioned above), for approximately 568.5 million euros.

The case also contains a reservation of further damages to be quantified, during the proceedings, for the following periods, the claimant alleging that the presumed abusive conduct of Telecom Italia continued. Telecom Italia filed an appearance, challenging the claims made by the other party regarding the merits and the amount and making a counterclaim.

With an order made in September 2016, the Milan Court ordered the consolidation of the two cases outlined above, confirming the next hearing for both cases in the month of December 2016.

Vodafone

In June 2015 Vodafone issued proceedings for damages in the Milan Court for alleged abuse of a dominant position by Telecom Italia in the bitstream “NGA” and “VULA” fibre access services market, initially claiming around 4.4 million euros, recently increased to a figure ranging from 30 to 48.9 million euros.

The abusive conduct complained of by the plaintiff was allegedly enacted by Telecom Italia through aggressive offers to grab customers and the hindering of Vodafone’s access to the fibre network to make it more difficult for it to provide ultrabroadband service to its customers.

Telecom Italia filed an appearance challenging the claims of the other party and also challenging the increased pecuniary claims for damanges filed by counterpart in 2016.

Investigation by the Monza Public Prosecutor’s Office

The criminal proceedings regarding a number of transactions for the leasing and/or sale of goods are currently pending before the Court of Monza with a first trial hearing scheduled for May 2017.

At the end of the preliminary hearing the judge for the preliminary hearing issued a decree that ordered the judgement for the hypothesis of aggravated fraud and tax crimes against a former employee of the Company.

As part of these proceedings Telecom Italia, which filed a formal complaint against persons unknown in 2011, joined the proceedings as a civil party as the person injured and damaged by the offence.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 12 Contingent liabilities, other information	97

BT ITALIA

With a writ of summons in June 2015, BT Italia has advanced, before the Milan Court, claims for compensation of approximately 638.6 million euros against Telecom Italia referring to alleged damages suffered in the period from 2009 to 2014 for technical boycotting and margin squeezing (these claims refer to the known ICA A428 case). The plaintiff, assuming that the unlawful conduct of Telecom Italia is still taking place, also proposes that the amount claimed be updated up to the month of May 2015, recalculating the total to be 662.9 million euros. Telecom Italia filed an appearance, challenging the claims of the plaintiff.

As part of a structured agreement between the Parties, the case was settled in March 2016.

KPNQ West Italia S.p.A.

With a writ of summons issued by the Rome Court, KPNQ West Italia has sued Telecom Italia, claiming damages quantified as totaling 37 million euros for alleged abusive and anti-competitive conduct in the period 2009-2011, through technical boycotting (KOs and refusals to activate wholesale services); these claims were based on the content of the Italian Competition Authority ruling that settled the A428 case. The first hearing took place in May 2016. Telecom Italia filed an appearance, contesting all of the allegations made by the plaintiff.

TELEUNIT

With a writ of summons before the Rome Court, Teleunit has claimed 35.4 million euros in compensation from Telecom Italia, based on the known decision of the Italian Competition Authority that settled the AGCM/A428 case. Specifically, the plaintiff complained that in the period 2009/2010 it had suffered abusive conduct in the form of technical boycotting (refusals to active network access services - KOs), and anticompetitive practices in the form of margin squeezing (whereby the excess squeezing is considered abusive inasmuch as it cannot be replicated by competitors). Telecom Italia filed an appearance, contesting all of the plaintiff’s allegations.

With a writ of summons issued in October 2009 before the Milan Appeal Court, Teleunit asked that Telecom Italia alleged acts of abuse of its dominant position in the premium services market be ascertained. The plaintiff quantified its damages at a total of approximately 362 million euros. Telecom Italia filed an appearance, contesting the claims of the other party.

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court the following April.

Telecom Italia filed an appearance in the reinstated proceedings challenging the plaintiff’s claims.

Vodafone Dispute - Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom (Italian Communications Authority) and Telecom Italia against the judgement of the Lazio Administrative Court (TAR) on the financing of the universal service obligations for the period 1999-2003; with such judgement the administrative judge granted the appeals by Vodafone, annulling AGCom decisions 106, 107, 109/11/CONS on the renewal of the related proceedings, adding Vodafone to the list of subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgement confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 12 Contingent liabilities, other information	98

Telecom has filed an application to AGCom to renew the proceedings, and an appeal to the Court of Cassation against the judgement of the Council of State on the grounds that it exceeded its jurisdiction.

In April 2016 Vodafone appealed against the Ministry of Economic Development and Telecom Italia to the Council of State, for non-compliance with the judgement of the Council of State that had already been appealed by Telecom Italia. This appeal referred to AGCom decision 109/11/CONS (2003 yearly payment, on the basis of which Vodafone had paid the sum of approximately 9 million euros as contribution, restitution of which was requested).

Olivetti – Asbestos exposure

In September 2014 the Ivrea Public Prosecutor’s Office closed the investigation into the alleged exposure to asbestos of 15 former employees of the company “Ing. C. Olivetti S.p.A.” (now Telecom Italia S.p.A.), “Olivetti Controllo Numerico S.p.A”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

On December 2014 the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, Telecom Italia assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial. The trial started in November 2015, and, as the party liable for damages, the Company has reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are civil parties to the dispute and they have, therefore, withdrawn the claim for damages against Telecom Italia.

In the judgement of first instance, in July 2016, 13 of the 18 defendants were found guilty, with sentences ranging from 1 year to 5 years of imprisonment: four of the defendants were found not guilty, and one case was dismissed for health reasons. The defendants were also sentenced to compensate, jointly and severally with the party liable for damages Telecom Italia, with an overall sum of approximately 1.9 million euros as a provisional payment to INAIL and 6 heirs who were not part of the settlement. A generic judgement to pay compensation for damages to the remaining damaged parties (entities/unions/associations) was issued, although they must in any case ask the civil court to quantify the damages. The reasons for the judgement have not yet been made available. When the full argument supporting the judgement is published, the Company will consider what, if any, further action it should take to protect its interests.

Irregular sale of handsets to companies in San Marino, Forlì and Milan Public Prosecutor’s Offices

Despite the initial dismissal of the case by the Bologna Public Prosecutor’s Office in 2011, in September 2013 the Forli Public Prosecutor’s Office filed notice that its investigation on the sale of handsets to companies in San Marino in the years 2007-2009 in which, among others, one employee and three former employees of the Company were investigated, had concluded.

According to the Forlì Prosecutor’s Office, the facts it had investigated appeared to constitute criminal conspiracy aimed at committing acts of “false declaration through the use of invoices or other documents for non-existent transactions” and the “issuing of invoices or other documents for non-existent transactions” and the respective target offences, as well as the crime of “preventing public supervisory authorities from performing their functions”, relative to the communications transmitted to CONSOB.

The same Public Prosecutor’s Office also transmitted the official investigation documents to the Milan Public Prosecutor’s Office, deemed to be territorially competent.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 12 Contingent liabilities, other information	99

It should be noted that the same facts have in the past been the object of a specific audit, and of the “Greenfield Project”, as a result of which the Company took steps to independently regularise some invoices for which the fiscal obligations laid down had not been fully discharged.

The Milan Public Prosecutor’s Office asked that the investigation be closed, deeming that some of the alleged offences could not be substantiated, and pointing out that the statute of limitations applied to the earliest events.

In June 2016 the judge in the preliminary investigation (GIP) at the Milan Court permanently closed the case.

Brazil - Opportunity Arbitration

In May 2012, Telecom Italia and Telecom Italia International N.V (now merged in Telecom Italia Finance) were served with a notice of arbitration proceedings brought by the Opportunity group, claiming compensation for damages allegedly suffered for presumed breach of a settlement agreement signed in 2005. Based on the claimant’s allegations, the damages relate to circumstances that emerged in the criminal proceedings pending before the Milan Court regarding, inter alia, unlawful activities undertaken by former employees of Telecom Italia.

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC Court extended the term for the filing of the award.

In September 2016 the ICC Court notified the parties of its judgement, based on which the Board of Arbitration rejected all the claims made by the Opportunity group and decided that the legal costs, administrative costs and costs for expert witnesses should be split between the parties.

Brazil - Docas/JVCO arbitration

In March 2013, the Brazilian companies Docas Investimentos S.A. (Docas) and JVCO Participações Ltda. (JVCO) started arbitration proceedings against Tim Brasil Serviços e Participações S.A. (Tim Brasil), Tim Participações S.A. (Tim Participações) and Intelig Telecomunicações Ltda. (Intelig) requesting the restitution of the Tim Participações shares held by the Tim Brasil group as guarantee (“Alienaçao Fiduciaria”) for the indemnity obligations assumed by the Docas group upon acquisition of Intelig (a Docas group subsidiary) through the merger by incorporation of its controlling company into Tim Participações, as well as compensation for damages for alleged breach of the merger agreement and alleged offences by Tim Participações in determining the exchange ratio between Tim Participações shares and Intelig shares, for an amount as yet unspecified and to be paid during the proceedings. After the Board of Arbitration had been constituted in May 2013, Tim Brasil, Tim Participações and Intelig filed their response, including a counterclaim against the Docas group for compensation for damages.

In October 2013, in order to preserve the status quo until the arbitration decision had been made, the Board of Arbitration ordered that the guarantee represented by the aforementioned Tim Participações shares could not be enforced and that they would remain in “Alienaçao Fiduciaria” in the custody of Banco Bradesco. The voting rights connected to the Shares are “frozen” and future dividends must be paid into an escrow account.

In December 2013, Docas and JVCO filed their Statement of Claim. In March 2014, Tim Brasil, Tim Participações and Intelig filed their counterclaim, and the discovery phase then started. The Statements of Defence of all the parties were filed in February 2015, preparatory to the examination hearing.

The examination hearing took place in September 2015 in Rio de Janeiro, in which the witnesses were cross-examined and legal and financial experts gave evidence.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 12 Contingent liabilities, other information	100

In the month of December 2015, the parties filed their final arguments. The TIM group also asked that the JVCO’s application for the appointment of an expert by the Board be rejected.

The statements of costs were filed in January 2016. In June 2016 the Board issued its judgement, with which it rejected the application of Docas and JVCO relating to the adjustment of the exchange ratio for the Intelig merger, as well as the expert’s request to verify alleged offences in the preparation of the financial statements for the merger. Moreover, in addition to ordering it to pay some of TIM’s legal costs, the Board also ordered Docas and JVCO to compensate TIM for some of the losses it had actually suffered (over 5.8 million reais, plus interest and penalties) and ruled that TIM was entitled to retain TIM Participações shares (in “Alienação Fiduciaria”) as guarantee of these losses, and of the potential losses deriving from some specific liabilities identified by the Board (totaling approximately 169.6 million reais plus interest and penalties). The Board ruled that Docas and JVCO were entitled to receive the payment of dividends on shares held as guarantee for the period December 2012 - 10 April 2014, plus interest. The Board’s decision is immediately enforceable. Docas and JVCO subsequently filed applications interpreting and correcting the judgement with the Board and TIM has filed its opposing arguments against these applications.

Brazil – CAM JVCO Arbitration

In September 2015, JVCO Participações Ltda filed a request for arbitration before the Camara de Arbitragem do Mercado (CAM), based in Rio de Janeiro, against Telecom Italia, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A., claiming compensation for damages due to an alleged abuse of controlling power over Tim Participações. In the following October, all the companies entered appearances and filed statements of defence.

A Board of Arbitration was subsequently established, and in May 2016 there was a preliminary hearing, at which the Terms of Reference were signed. After the hearing, the Board of Arbitration issued a procedural order accepting the Group’s request for a preliminary examination of the question of standing to sue of JVCO and establishing a provisional schedule for the arbitration. In June the parties exchanged their submissions, and in their defence Telecom Italia, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. contested the standing to sue of the counterparty and of Tim Participações and disputed the existence of the abuse of power. In the month of July 2016, the parties filed their responses. On October 19, 2016 the Arbitral Tribunal issued a procedural order on the preliminary issues regarding the lack of standing to sue of the parties, founding the standing to sue of JVCO and of Tim Participações and setting the calendar for further submissions by the parties.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 12 Contingent liabilities, other information	101

B) OTHER INFORMATION

With reference to the cases listed below no significant facts have emerged with respect to that published in the 2015 Annual Report:

(8)	Dispute concerning the license fees for 1998,

(9)	VODAFONE (previously TELETU).

Mobile telephony - criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming Telecom Italia’s total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including Telecom Italia) who had not asked for their situation to be settled with alternative procedures, on the grounds that “examination in a trial” was needed. In April 2016, at the end of the first part of the trial, the Public Prosecutor asked for Telecom Italia to be sentenced to pay an administrative fine of 900 thousand euros, but decided not to ask for confiscation of any of the presumed profits of the offences (quantified in the committal proceedings as totaling several million euros), based on the assumption that Telecom Italia had in any event remedied the presumed organisational inadequacies. While acknowledging the considerable redimensioning of the accusations, the Company has reiterated its total non-involvement in the facts at issue. The Company is awaiting the judgement.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 12 Contingent liabilities, other information	102

NOTE 13

SEGMENT REPORTING

A) SEGMENT REPORTING

Segment reporting is based on the following operating segments:

(2)	Domestic

(3)	Brazil

(4)	Media

(5)	Other Operations

The Media Business Unit was incorporated into the Domestic Business Unit as of January 1, 2016.

One of the key strategic drivers for growth identified in the Telecom Italia Group 2016–2018 Industrial Plan is the development of 4 Play convergent services through the offer of a rich range of diversified video content, to be realized both in partnership with key content providers and through Tim Vision, the Group’s own platform of services. Within this framework, Persidera plays and will play an important role in supporting the development of Tim Vision services, building on its distinctive Head End expertise (management and distribution of TV signals via cable platform) and Play Out experience (television program broadcasting operations). Other key synergies to help guarantee the medium-term stability/growth of revenues from bandwidth rental for Persidera will come from the development of strategic partnerships between Telecom Italia and content providers that do not have proprietary broadcasting channels (multiplexes) for Free to Air television broadcasting and which instead pursue a multi-platform distribution strategy.

The framework of the 2016–2018 Industrial Plan and the new governance structure of Persidera are consistent with this future scenario, based on the increasingly closer link between the TLC industry and Media/Content providers to underpin the growth of Ultra Broad Band services in the Consumer segment.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 13 Segment reporting	103

Separate Consolidated Income Statements by Operating Segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015
Third-party revenues	11,011	11,096	2,920	3,696	—	62	8	24	—	—	13,939	14,878

Intragroup revenues	25	31	2	3	—	—	2	4	(29)	(38)	—	—

Revenues by operating segment	11,036	11,127	2,922	3,699	—	62	10	28	(29)	(38)	13,939	14,878

Other income	148	179	16	18	—	8	—	2	1	(1)	165	206

Total operating revenues and other income	11,184	11,306	2,938	3,717	—	70	10	30	(28)	(39)	14,104	15,084

Acquisition of goods and services	(4,210)	(4,319)	(1,511)	(1,990)	—	(30)	(8)	(29)	19	28	(5,710)	(6,340)

Employee benefits expenses	(2,046)	(2,140)	(248)	(271)	—	(6)	(9)	(17)	—	1	(2,303)	(2,433)

of which: accruals to employee severance indemnities	(1)	(1)	—	—	—	—	—	—	—	—	(1)	(1)

Other operating expenses	(401)	(754)	(355)	(387)	—	(13)	(2)	(6)	1	—	(757)	(1,160)

of which: write-downs and expenses in connection with credit management and provision charges	(233)	(577)	(109)	(118)	—	(12)	—	(4)	—	—	(342)	(711)

Change in inventories	62	30	8	(29)	—	—	(6)	(7)	1	—	65	(6)

Internally generated assets	406	402	68	68		—	—	—	5	7	479	477

EBITDA	4,995	4,525	900	1,108	—	21	(15)	(29)	(2)	(3)	5,878	5,622

Depreciation and amortization	(2,408)	(2,440)	(708)	(708)	—	(17)	—	(1)	—	2	(3,116)	(3,164)

Gains/(losses) on disposals of non-current assets	(4)	5	18	342	—	—	—	—	—	1	14	348

Impairment reversals (losses) on non-current assets	(8)	—	—	—	—	—	—	—	—	—	(8)	—

EBIT	2,575	2,090	210	742	—	4	(15)	(30)	(2)	—	2,768	2,806

Share of losses (profits) of associates and joint ventures accounted for using the equity method	(2)	1	—	—	—	—	—	—	—	—	(2)	1

Other income (expenses) from investments											6	14

Finance income											2,321	2,023

Finance expenses											(2,831)	(3,993)

Profit (loss) before tax from continuing operations											2,262	851

Income tax expense											(699)	(391)

Profit (loss) from continuing operations											1,563	460

Profit (loss) from Discontinued operations/Non-current assets held for sale											47	480

Profit (loss) for the period											1,610	940

Attributable to:
Owners of the Parent											1,495	367

Non-controlling interests											115	573

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against the first nine months of 2015.

	Domestic
(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015
Third-party revenues	10,951	11,096

Intragroup revenues	31	31

Revenues by operating segment	10,982	11,127

Other income	146	179

Total operating revenues and other income	11,128	11,306

Acquisition of goods and services	(4,190)	(4,319)

Employee benefits expenses	(2,043)	(2,140)

of which: accruals to employee severance indemnities	(1)	(1)

Other operating expenses	(396)	(754)

of which: write-downs and expenses in connection with credit management and provision charges	(233)	(577)

Change in inventories	62	30

Internally generated assets	406	402

EBITDA	4,967	4,525

Depreciation and amortization	(2,393)	(2,440)

Gains/(losses) on disposals of non-current assets	(3)	5

Impairment reversals (losses) on non-current assets	(8)	—

EBIT	2,563	2,090

Share of losses (profits) of associates and joint ventures accounted for using the equity method	(2)	1

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 13 Segment reporting	104

Revenues by Operating Segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015
Revenues from equipment sales - third party	689	648	176	429	—	—	8	9	—	—	873	1,086

Revenues from equipment sales - intragroup	1	—	—	—	—	—	2	2	(3)	(2)	—	—

Total revenues from equipment sales	690	648	176	429	—	—	10	11	(3)	(2)	873	1,086

Revenues from services - third party	10,322	10,449	2,744	3,267	—	62	—	15	—	—	13,066	13,793

Revenues from services - intragroup	24	31	2	3	—	—	—	2	(26)	(36)	—	—

Total revenues from services	10,346	10,480	2,746	3,270	—	62	—	17	(26)	(36)	13,066	13,793

Revenues on construction contracts - third party	—	(1)	—	—	—	—		—	—	—	—	(1)

Revenues on construction contracts-intragroup	—	—	—	—	—	—	—	—	—	—	—	—

Total revenues on construction contracts	—	(1)	—	—	—	—	—	—	—	—	—	(1)

Total third-party revenues	11,011	11,096	2,920	3,696	—	62	8	24	—	—	13,939	14,878

Total intragroup revenues	25	31	2	3	—	—	2	4	(29)	(38)	—	—

Total revenues by operating segment	11,036	11,127	2,922	3,699	—	62	10	28	(29)	(38)	13,939	14,878

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against the first nine months of 2015.

	Domestic
(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015
Revenues from equipment sales - third party	690	648

Revenues from equipment sales - intragroup	—	—

Total revenues from equipment sales	690	648

Revenues from services - third party	10,261	10,449

Revenues from services - intragroup	31	31

Total revenues from services	10,292	10,480

Revenues on construction contracts - third party	—	(1)

Revenues on construction contracts-intragroup	—	—

Total revenues on construction contracts	—	(1)

Total third-party revenues	10,951	11,096

Total intragroup revenues	31	31

Total revenues by operating segment	10,982	11,127

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 13 Segment reporting	105

Purchase of intangible and tangible assets by Operating Segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015
Purchase of intangible assets	725	817	400	393	—	—	—	—	—	—	1,125	1,210

Purchase of tangible assets	1,823	2,504	337	880	—	5	—	1	—	—	2,160	3,390

Total purchase of intangible and tangible assets	2,548	3,321	737	1,273	—	5	—	1	—	—	3,285	4,600

of which: capital expenditures	2,398	2,297	709	930	—	5	—	1	—	—	3,107	3,233

of which: change in financial leasing contracts	150	1,024	28	343	—	—	—	—	—	—	178	1,367

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against the first nine months of 2015.

	Domestic
(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015
Purchase of intangible assets	724	817

Purchase of tangible assets	1,820	2,504

Total purchase of intangible and tangible assets	2,544	3,321

of which: capital expenditures	2,394	2,297

of which: change in financial leasing contracts	150	1,024

Headcount by Operating Segment

	Domestic (*)		Brazil		Media		Other Operations		Consolidated Total
(number)	9/30/2016	12/31/2015	9/30/2016	12/31/2015	9/30/2016	12/31/2015	9/30/2016	12/31/2015	9/30/2016	12/31/2015
Headcount (**)	52,140	52,644	9,941	13,042	—	64	124	117	62,205	65,867

(*)	Following the change in its mission, Persidera became part of the Domestic Business Unit as of January 1, 2016; without that change, the headcount of the Domestic Business Unit at the end of the first nine months of 2016 would have been 52,077.
(**)	The number of personnel at the end of 2015 does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016	Note 13 Segment reporting	106

Assets and liabilities by Operating Segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	9/30/2016	12/31/2015	9/30/2016	12/31/2015	9/30/2016	12/31/2015	9/30/2016	12/31/2015	9/30/2016	12/31/2015	9/30/2016	12/31/2015
Non-current operating assets	46,920	46,366	7,044	5,912	—	238	4	4	—	(12)	53,968	52,508

Current operating assets	4,452	4,234	1,290	1,095	—	37	30	44	(7)	(49)	5,765	5,361

Total operating assets	51,372	50,600	8,334	7,007	—	275	34	48	(7)	(61)	59,733	57,869

Investments accounted for using the equity method	39	41	—	—	—	—	—	—	—	—	39	41

Discontinued operations/Non-current assets held for sale											—	3,904

Unallocated assets											9,920	9,454

Total Assets											69,692	71,268

Total operating liabilities	8,722	8,812	2,047	2,046	—	27	66	82	(8)	(37)	10,827	10,930

Liabilities directly associated with Discontinued operations/Non-current assets held for sale											—	1,881

Unallocated liabilities											37,228	37,208

Equity											21,637	21,249

Total Equity and Liabilities											69,692	71,268

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against the first nine months of 2015.

	Domestic
(millions of euros)	9/30/2016	12/31/2015
Non-current operating assets	46,704	46,366

Current operating assets	4,425	4,234

Total operating assets	51,129	50,600

Investments accounted for using the equity method	39	41

Total operating liabilities	8,700	8,812

B) REPORTING BY GEOGRAPHICAL AREA

			Revenues				Non-current operating assets
			Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
(millions of euros)			9 months to 9/30/2016	9 months to 9/30/2015	9 months to 9/30/2016	9 months to 9/30/2015	9/30/2016	12/31/2015
Italy	(a	)	10,767	10,928	10,028	10,205	46,480	46,117

Outside Italy	(b	)	3,172	3,950	3,911	4,673	7,488	6,391

Total	(a+b	)	13,939	14,878	13,939	14,878	53,968	52,508

C) INFORMATION ABOUT MAJOR CUSTOMERS

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Telecom Italia Group
Condensed Consolidated Financial Statements at September 30, 2016	Note 13
	Segment reporting	107

NOTE 14

RELATED PARTY TRANSACTIONS

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statements, consolidated statements of financial position and consolidated statements of cash flows.

The procedure adopted by the Company for the management of related party transactions expressly applies “also to the participants in significant shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance that govern the candidature to the office of Board Director of the Company, when the majority of the Directors appointed are drawn from the resulting list submitted”. Accordingly, since the majority of the members of the Board of Directors of Telecom Italia in office (appointed by the Ordinary Shareholders’ Meeting of April 16, 2014 and subsequently supplemented by the Ordinary Shareholders’ Meeting of December 15, 2015) were drawn from the list submitted then by the shareholder Telco, whose shareholders (Generali group, Mediobanca S.p.A., Intesa Sanpaolo S.p.A. and Telefonica S.A.) were bound at the time by a significant shareholder agreement pursuant to Article 122 of Italian Legislative Decree 58/1998, the participants in that shareholder agreement and the companies controlled by them continue to be considered as related parties of Telecom Italia (even though that shareholder agreement has been terminated in the meantime).

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. The transactions were subject to the above-mentioned internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Group – channel Governance System) which establishes procedures and time scales for verification and monitoring.

On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora – Telecom Argentina group; as a result, from the 2013 consolidated financial statements, the investment has been classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale). The sale was completed on March 8, 2016.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 14
at September 30, 2016	Related Party Transactions	108

The effects on the individual line items of the separate consolidated income statements for the first nine months of 2016 and 2015 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 9 MONTHS TO 9/30/2016

		Related Parties
	Total	Associates, subsidiaries of associates and joint	Other related	Pension	Key	Total related	Transactions of Discontinued	Total related parties net of Discontinued Operations	% of financial statement item
(millions of euros)	(a)	ventures	parties (*)	funds	managers	parties	Operations	(b)	(b/a)
Revenues	13,939	3	268			271	(23)	248	1.8

Other income	165		2			2		2	1.2

Acquisition of goods and services	5,710	15	170			185	(14)	171	3.0

Employee benefits expenses	2,303		2	62	31	95		95	4.1

Finance income	2,321		81			81		81	3.5

Finance expenses	2,831		90			90		90	3.2

Profit (loss) from Discontinued operations/Non-current assets held for sale	47	(1)	10			9

(*)	Other related parties both through Directors, Statutory Auditors and Key Managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 9 MONTHS TO 9/30/2015

		Related Parties
	Total	Associates, subsidiaries of associates and joint	Other related	Pension	Key	Total related	Transactions of Discontinued	Total related parties net of Discontinued Operations	% of financial statement item
(millions of euros)	(a)	ventures	parties (*)	funds	managers	parties	Operations	(b)	(b/a)
Revenues	14,878	4	466			470	(145)	325	2.2

Acquisition of goods and services	6,340	23	253			276	(79)	197	3.1

Employee benefits expenses	2,433		11	66	11	88	(9)	79	3.2

Finance income	2,023		93			93		93	4.6

Finance expenses	3,993	4	68			72		72	1.8

Profit (loss) from Discontinued operations/Non-current assets held for sale	480	(6)	63			57

(*)	Other related parties both through Directors, Statutory Auditors and Key Managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 14
at September 30, 2016	Related Party Transactions	109

The effects on the individual line items of the consolidated statements of financial position at September 30, 2016 and at December 31, 2015 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 9/30/2016

		Related Parties
	Total	Associates, subsidiaries of associates and joint	Other related	Pension	Total related	Transactions of Discontinued	Total related parties net of Discontinued Operations	% of financial statement item
(millions of euros)	(a)	ventures	parties (*)	funds	parties	Operations	(b)	(b/a)
Net financial debt
Non-current financial assets	(2,960)	(10)	(554)		(564)		(564)	19.1

Securities other than investments (current assets)	(1,492)		(88)		(88)		(88)	5.9

Financial receivables and other current financial assets	(491)		(21)		(21)		(21)	4.3

Cash and cash equivalents	(4,275)		(643)		(643)		(643)	15.0

Current financial assets	(6,258)		(752)		(752)		(752)	12.0

Non-current financial liabilities	31,363		1,055		1,055		1,055	3.4

Current financial liabilities	5,266		53		53		53	1.0

Total net financial debt	27,411	(10)	(198)		(208)		(208)	(0.8)

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,440	5	79		84		84	1.5

Miscellaneous payables and other non-current liabilities	1,497		2		2		2	0.1

Trade and miscellaneous payables and other current liabilities	7,183	16	129	27	172		172	2.4

(*)	Other related parties both through Directors, Statutory Auditors and Key Managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 14
at September 30, 2016	Related Party Transactions	110

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2015

	Total (a)	Related Parties
(millions of euros)		Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Net financial debt
Non-current financial assets	(2,989)	(7)	(542)		(549)		(549)	18.4

Securities other than investments (current assets)	(1,488)		(47)		(47)		(47)	3.2

Financial receivables and other current financial assets	(352)		(16)		(16)		(16)	4.5

Cash and cash equivalents	(3,559)		(72)		(72)		(72)	2.0

Current financial assets	(5,399)		(135)		(135)		(135)	2.5

Discontinued operations/Non-current assets held for sale of a financial nature	(227)							—

Non-current financial liabilities	30,518		937		937		937	3.1

Current financial liabilities	6,224		168		168		168	2.7

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	348							—

Total net financial debt	28,475	(7)	428		421		421	1.5

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,112	2	158		160	(23)	137	2.7

Discontinued operations/Non-current assets held for sale of a non-financial nature	3,677		23		23

Trade and miscellaneous payables and other current liabilities	7,882	32	176	25	233	(16)	217	2.8

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,533	11	5		16

(*)	Other related parties both through Directors, Statutory Auditors and Key Managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 14
at September 30, 2016	Related Party Transactions	111

The effects on the individual line items of the consolidated statements of cash flows for the first nine months of 2016 and 2015 are shown below:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 9 MONTHS TO 9/30/2016

	Total (a)	Related Parties
(millions of euros)		Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	3,285	99			99		99	3.0

(*)	Other related parties both through Directors, Statutory Auditors and Key Managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 9 MONTHS TO 9/30/2015

		Related Parties
(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	4,600	111			111		111	2.4

(*)	Other related parties both through Directors, Statutory Auditors and Key Managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

At September 30, 2016, Telecom Italia had issued guarantees in favor of the joint venture Alfiere S.p.A. for 1 million euros.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 14
at September 30, 2016	Related Party Transactions	112

Remuneration to Key Managers

In the first nine months of 2016, the total remuneration recorded on an accrual basis by Telecom Italia S.p.A. or by subsidiaries of the Group in respect of Key Managers amounted to 30.8 million euros (10.9 million euros in the first nine months of 2015), detailed as follows:

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015
Short-term remuneration	10.1	9.0

Long-term remuneration	1.3

Employment termination benefit incentives	12.0

Share-based payments (*)	7.4	1.9

	30.8	10.9

(*)	These refer to the fair value of the rights, accrued to September 30, under the share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries (2014/2016 Stock Option Plan, Special Awards and Stock Option Plans of the South American subsidiaries).

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The amounts shown in the table do not include the effects of the reversal of the accruals for the 2014/2016 Stock Option Plan. The related amounts are broken down below:

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015
Share-based payments – 2014/2016 Stock Option Plan, 2014/2015 verifications	(3.0)	(1.6)

In the first nine months of 2016, the contribution fees paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 72,000 euros (97,000 euros for the first nine months of 2015).

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 14
at September 30, 2016	Related Party Transactions	113

In the first nine months of 2016, “Key Managers”, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, are the following:

Directors:
Giuseppe Recchi		Executive Chairman of Telecom Italia S.p.A.
Marco Patuano	(1)	Managing Director and Chief Executive Officer of Telecom Italia S.p.A.
Flavio Cattaneo	(2)	Managing Director and Chief Executive Officer of Telecom Italia S.p.A.
	(3)	General Manager
Managers:
Rodrigo Modesto de Abreu	(4)	Diretor Presidente Tim Participações S.A.
Stefano De Angelis	(5)	Diretor Presidente Tim Participações S.A.
Stefano Azzi	(6)	Head of Consumer & Small Enterprise
Simone Battiferri	(11)	Head of ICT Solutions & Service Platforms
Stefano Ciurli		Head of Wholesale
Antonino Cusimano	(13)	Head of Corporate Legal Affairs
Stefano De Angelis	(7)	Head of Consumer & Small Enterprise Market
Mario Di Loreto	(8)	Head of People Value
Giovanni Ferigo	(6)	Head of Technology
Lorenzo Forina	(6)	Head of Business & Top Clients
Francesco Micheli	(9)	Head of Human Resources & Organizational Development
Cristoforo Morandini	(10)	Head of Regulatory Affairs and Equivalence
Giuseppe Roberto Opilio	(11)	Head of Technology
Piergiorgio Peluso		Head of Administration, Finance and Control
Paolo Vantellini	(12)	Head of Business Support Office

(1)	to March 21, 2016;
(2)	from March 30, 2016;
(3)	from April 12, 2016;
(4)	to May 10, 2016;
(5)	appointed by the Board of Directors of Tim Participações S.A. on May 11, 2016. The powers of the Diretor Presidente were awarded in the Board of Directors meeting held on July 25, 2016;
(6)	from July 28, 2016;
(7)	to May 11, 2016;
(8)	to May 23, 2016;
(9)	from May 23, 2016 (the responsibility for the former People Value function was assigned on an interim basis to the Head of Group Special Projects, Francesco Micheli. The Function was later renamed);
(10)	from March 17, 2016;
(11)	to July 27, 2016;
(12)	up to April 15, 2016 (from the same date, the responsibility of the function was assigned on an interim basis to the Chief Financial Officer of the Company, Piergiorgio Peluso);
(13)	to September 30, 2016.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 14
at September 30, 2016	Related Party Transactions	114

NOTE 15

EVENTS SUBSEQUENT TO SEPTEMBER 30, 2016

GUARANTEED SUBORDINATED MANDATORY CONVERTIBLE BOND: START OF CALCULATION PERIOD FOR CONVERSION RATIO

On October 13, the calculation period started for the conversion ratio into Telecom Italia shares for the “1,300,000,000 euros 6.125 % Guaranteed Subordinated Mandatory Convertible Bonds due 2016” bonds issued by Telecom Italia Finance S.A.. The calculation period is due to end on November 9, and the deadline for investors to submit a formal request for conversion is November 10. After that deadline, any TIM shares relating to bonds for which conversion requests have not been made, in the manner and within the time specified, shall be liquidated based on the terms and conditions for those bonds.

Telecom Italia Group
Condensed Consolidated Financial Statements	Note 15
at September 30, 2016	Events Subsequent to September 30, 2016	115

DECLARATION BY THE MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

The Manager Responsible for preparing the corporate financial reports declares, pursuant to paragraph 2, art. 154-bis of the Consolidated Law on Finance, that the accounting disclosure contained in the Interim Report at September 30, 2016 of the Telecom Italia Group corresponds to the Company’s documents, accounting records and entries.

The Manager Responsible for Preparing
the Company’s Financial Reports

Piergiorgio Peluso

Interim Management Report	Alternative Performance Measures	116
at September 30, 2016

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the nine months ended September 30, 2016 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager